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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-225397

The information in this preliminary prospectus supplement is not complete and may be changed. Neither this preliminary prospectus supplement nor the accompanying prospectus is an offer to sell these securities nor does it solicit offers to buy these securities in any jurisdiction where such offer or sale is not permitted

Subject to Completion, Dated October 22, 2020

Prospectus Supplement
(To Prospectus dated June 1, 2018)

$

                % Fixed-to-Floating Rate Subordinated Notes due 2030

         We are offering $            aggregate principal amount of our        % Fixed-to-Floating Rate Subordinated Notes due 2030 (which we refer to as the "Notes"). The Notes will mature on                , 2030. From and including the date of original issuance to, but excluding                , 2025 or the date of earlier redemption, the Notes will bear interest at a rate of        % per annum, payable semi-annually in arrears on                and                of each year, commencing on                , 2021. From and including                , 2025, to, but excluding,                , 2030 or the date of earlier redemption, the Notes will bear interest at a floating rate per annum equal to a benchmark rate (which is expected to be Three-Month Term SOFR (as defined herein)) plus a spread of                basis points, payable quarterly in arrears on                 ,                ,                 and                of each year, commencing on                , 2025. Notwithstanding the foregoing, if the benchmark rate is less than zero, the benchmark rate shall be deemed to be zero.

         We may, at our option, redeem the Notes (i) in whole or in part beginning with the interest payment date of                , 2025, and on any interest payment date thereafter or (ii) in whole, but not in part, upon the occurrence of a "Tax Event," a "Tier 2 Capital Event" or Flagstar Bancorp, Inc. becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"). The redemption price for any redemption is 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. Any redemption of the Notes will be subject to the receipt of the approval of the Board of Governors of the Federal Reserve System (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent then required under applicable laws or regulations, including capital regulations.

         The Notes will be general unsecured, subordinated obligations of Flagstar Bancorp, Inc. and will rank junior to all of our existing and future Senior Indebtedness (as defined herein), including all of our general creditors. In addition, the Notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our bank subsidiary, Flagstar Bank, FSB. The Notes will be obligations of Flagstar Bancorp, Inc. only and will not be obligations of, and will not be guaranteed by, any of our subsidiaries.

         The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

	Per Note	Total

Public offering price(1)

Underwriting discounts and commissions(2)

Proceeds to us, before expenses

(1)
Plus accrued interest, if any, from                        , 2020, if settlement occurs after that date.

(2)
See "Underwriting" for details regarding compensation to be received by the underwriters in connection with this offering.

         The Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, societe anonyme, on or about                        , 2020.

         Investing in the Notes involves risk. See "Risk Factors" beginning on page S-14 of this prospectus supplement and the risk factors described in the documents that we file with the Securities and Exchange Commission that are incorporated herein by reference for a discussion of certain risks you should consider before deciding to invest in the Notes.

         Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Federal Reserve nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

         The Notes that you purchase in this offering are not savings accounts, deposits or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other government agency or instrumentality.

Joint Book-Running Managers

RAYMOND JAMES	BOFA SECURITIES

Prospectus Supplement, dated                , 2020

Prospectus Supplement

Prospectus

        Unless we state otherwise or the context otherwise requires, references in this prospectus supplement to:

  •
  "we," "our," "us," "Flagstar," and the "Company" refer to Flagstar Bancorp, Inc., a Michigan corporation, and its consolidated subsidiaries, which includes Flagstar Bank, FSB, and references to "Flagstar Bancorp, Inc." refer to Flagstar Bancorp, Inc. on a standalone basis;

  •
  our "bank" and "Flagstar Bank" refer to Flagstar Bank, FSB, a federally chartered stock savings bank; and

  •
  the "Federal Reserve" refers to the Board of Governors of the Federal Reserve System.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of the Notes and certain other matters relating to us and our financial condition. The second part, the accompanying base prospectus, dated June 1, 2018, gives more general information about the securities that we may offer from time to time, some of which may not apply to this offering. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the "SEC") as a "well-known seasoned issuer," as defined in Rule 405 under the Securities Act of 1933 (the "Securities Act"), using the SEC's shelf registration rules. You should read both this prospectus supplement and the accompanying prospectus, together with additional information incorporated by reference herein and therein as described under the headings "Incorporation of Certain Information by Reference" in this prospectus supplement and the accompanying prospectus.

        If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference, then you should consider only the statement in the more recent document. The information contained or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectus is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

        Neither Flagstar nor the underwriters have authorized anyone to provide you with different or additional information from that contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement may be used only for the purpose for which it has been prepared. We and the underwriters are offering to sell the Notes, and seeking offers to buy the Notes, only in jurisdictions where offers and sales are permitted. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of our securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference into this prospectus supplement or the accompanying prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

        A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in "Risk Factors" in Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2019 (our "2019 Annual Report") and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, each of which is incorporated by reference herein, and include the following: current and future economic and market conditions; changes in interest rates; changes in the method of determining the London Inter-Bank Offered Rate ("LIBOR"), or the replacement of LIBOR with an alternative reference rate; rising interest rates and adverse changes in mortgage market conditions; an inability to effectively manage our Mortgage Servicing Rights ("MSR") concentration risk, which could impact our Common Equity Tier 1 ratio under the Federal Reserve's risk-based capital requirements; imperfect estimates that could impact the adequacy of our allowance for loan and lease losses; the geographic concentration of our loans held-for-investments, including in California, Michigan, and Florida; the magnitude and duration of the novel coronavirus ("COVID-19") pandemic on us, our customers, counterparties, employees and third-party service providers and its impact on the global economy and financial market conditions and our business, financial condition and results of operations; our access to sources of liquidity and capital to address our liquidity needs; dependency on Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac") to sell mortgage loans; changes in the Fannie Mae or Freddie Mac servicing, origination, or underwriting guidelines or criteria; adverse effect on earnings from increases in deposit insurance premiums and special Federal Deposit Insurance Corporation (the "FDIC") assessments; integration challenges associated with mergers and acquisitions; our inability to achieve anticipated benefits of any such merger or acquisition in a timely manner or at all; a failure of our, or our key third-party vendors or service providers' information technology systems and resulting operational losses and damage to our reputation; operational risks due to the high volume and the high dollar value of transactions we process; loss of market share to our competitors if we are not able to respond to technological changes and introduce new products and services; cybersecurity attacks or other compromise to customers' personally identifiable information; our termination as a servicer or subservicer or the incurrence of costs if we fail to satisfy our servicing obligations, including with respect to mortgage loan foreclosure actions; requirements to repurchase mortgage loans, pay fees or indemnify buyers against losses; reliance on third-party mortgage originators, which subjects us to strategic, reputational, compliance and operational risk; future issuances of our common stock in the public market; various legal and regulatory investigations and proceedings; losses of certain personnel,

S-iii

including key members of our management team; the successful completion of this offering and the Share Repurchase (as defined herein); and damage to our reputation from any of the factors described above or otherwise.

        The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements included in our 2019 Annual Report and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, which are incorporated by reference herein. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

S-iv

 USE OF NON-GAAP FINANCIAL MEASURES

        In addition to results presented in accordance with generally accepted accounting principles in the United States ("GAAP"), this prospectus supplement includes non-GAAP financial measures, such as tangible book value per share, tangible common equity to assets ratio, return on average tangible equity, adjusted return on average tangible equity, adjusted return on average assets, adjusted held-for-investment ("HFI") loan-to-deposit ratio, adjusted noninterest income, adjusted income before income taxes, adjusted provision for income taxes, adjusted net income and adjusted basic and diluted earnings per share. We believe these non-GAAP financial measures provide additional information that is useful to investors in helping to understand the capital requirements we will face in the future and our underlying performance and trends.

        Non-GAAP financial measures have inherent limitations. Readers should be aware of these limitations and should be cautious with respect to the use of such measures. To compensate for these limitations, we use non-GAAP measures as comparative tools, together with GAAP measures, to assist in the evaluation of our operating performance or financial condition. Also, we ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and that they are computed in a manner intended to facilitate consistent period-to-period comparisons. Our method of calculating these non-GAAP measures may differ from methods used by other companies. These non-GAAP measures should not be considered in isolation, or as a substitute for those financial measures prepared in accordance with GAAP or in-effect regulatory requirements. Where non-GAAP financial measures are used, the most directly comparable GAAP or regulatory financial measure, as well as the reconciliation to the most directly comparable GAAP or regulatory financial measure, can be found under the heading "Summary—Recent Developments—Non-GAAP Reconciliation" in this prospectus supplement.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the Notes. You should also read this prospectus supplement and the accompanying prospectus, including "Risk Factors," and the documents incorporated by reference, which are described under "Incorporation of Certain Information by Reference" in this prospectus supplement.

Flagstar Bancorp, Inc.

        We are a savings and loan holding company founded in 1993. Our business is primarily conducted through our principal subsidiary, Flagstar Bank, a federally chartered stock savings bank founded in 1987. We provide commercial and consumer banking services and we are the 6th largest bank mortgage originator in the nation and the 6th largest subservicer of mortgage loans nationwide. Our operations are conducted through three operating segments: community banking, mortgage originations and mortgage servicing. At September 30, 2020, we had 4,871 full-time equivalent employees. Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "FBC."

        Our relationship-based business model leverages our full-service bank's capabilities and our national mortgage platform to create and build financial solutions for our customers. At September 30, 2020, we operated 160 full-service banking branches that offer a full set of banking products to consumer, commercial, and government customers. Our banking footprint spans Michigan, Indiana, California, Wisconsin, Ohio and contiguous states.

        We originate mortgages through a network of brokers and correspondents in all 50 states and our own loan officers, which includes our direct lending team, from 87 retail locations in 29 states and three call centers. We are also a leading national servicer of mortgage loans and provide complementary ancillary offerings including MSR lending, servicing advance lending and MSR recapture services.

Recent Developments

Results of Operations

        On October 21, 2020, we issued a press release announcing our financial results for the third quarter ended September 30, 2020, which included the information set forth below. The preliminary financial results presented below are not a comprehensive statement of our financial performance for the quarter ended September 30, 2020. When our Form 10-Q for the quarter ended September 30, 2020 is filed, it will contain additional disclosure and any adjustments necessary, in the opinion of management, for a fair presentation of such information. Our Form 10-Q for the quarter ended September 30, 2020 will not be available until after this offering is completed and may differ from the preliminary information presented below, and such differences may be material.

        The preliminary financial data included in this registration statement has been prepared by, and is the responsibility of, Flagstar management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.

Accordingly, PricewaterhouseCoopers, LLP does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any liability for this information.

	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
	(Dollars in millions)
Net interest income	$180	$168	$148	$152	$146
Provision for credit losses	32	102	14	—	1
Noninterest income	452	378	157	162	171
Noninterest expense	305	296	235	245	238

Income before income taxes	295	148	56	69	78
Provision for income taxes	73	32	10	11	15

Net income	$222	$116	$46	$58	$63

Income per share:
Basic	$3.90	$2.04	$0.80	$1.01	$1.12
Diluted	$3.88	$2.03	$0.80	$1.00	$1.11

Key Ratios

	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Net interest margin	2.78%	2.86%	2.81%	2.91%	3.05%
Adjusted net interest margin(2)	2.94%	2.88%	2.81%	2.91%	3.05%
Return on average assets	3.1%	1.8%	0.8%	1.0%	1.2%
Return on average common equity	41.5%	23.5%	9.8%	12.7%	14.7%
Efficiency ratio	48.3%	54.3%	77.1%	78.2%	75.2%
HFI loan-to-deposit ratio	75.9%	76.7%	74.9%	76.5%	74.2%
Adjusted HFI loan-to-deposit ratio(1)	74.8%	85.4%	86.3%	84.6%	82.0%

(1)
Excludes warehouse loans and custodial deposits. See Non-GAAP Reconciliation for further information.

(2)
Excludes LGG loans available for repurchase. See Non-GAAP Reconciliation for further information.

Average Balance Sheet Highlights

	Three Months Ended
						% Change
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
						Seq	Yr/Yr
	(Dollars in millions)
Average interest-earning assets	$25,738	$23,692	$21,150	$20,708	$18,997	9%	35%
Average loans held-for-sale (LHFS)	5,602	5,645	5,248	5,199	3,786	(1)%	48%
Average loans held-for-investment (LHFI)	14,839	13,596	11,823	12,168	11,743	9%	26%
Average total deposits	19,561	17,715	15,795	15,904	15,817	10%	24%

Net Interest Income

        Net interest income in the third quarter 2020 was $180 million, an increase of $12 million (7 percent) compared to the second quarter 2020. The increase was primarily driven by warehouse loan growth and the impact of lower rates on deposit and borrowing costs, which was partially offset by lower yields on earning assets. Average earning assets increased $2.0 billion, reflecting increases of $2.5 billion in average total loans partially offset by a $0.6 billion decrease in average investment securities.

        The net interest margin in the third quarter 2020 was 2.78 percent, an 8 basis point decrease from the prior quarter. Excluding the impact from the loans with government guarantees that have not been repurchased and do not accrue interest, adjusted net interest margin expanded 6 basis points to 2.94 percent in the third quarter, compared to adjusted net interest margin of 2.88 percent in the prior quarter. The increase in the adjusted net interest margin was primarily driven by a shift to higher yielding warehouse loans and lower rates on deposit and borrowing costs. Retail banking deposit rates decreased 22 basis points driven by the expiration of promotional rates on some of our savings deposits and the maturity of higher cost time deposits and a higher balance of noninterest bearing deposits. This improvement more than offset the impact of declining interest rates on the loans held-for-investment portfolio.

        Loans held-for-investment averaged $14.8 billion for the third quarter 2020, increasing $1.2 billion (9 percent) from the prior quarter. The increase was primarily driven by $1.9 billion (51 percent) higher average warehouse loan balances as we grew this business and took advantage of the strong mortgage market. The result was partially offset by $0.5 billion (9 percent) lower average commercial loans, excluding warehouse, primarily due to a decrease in our home builder finance portfolio and the completion of the sale of the Paycheck Protection Program loans during the third quarter.

        Average total deposits were $19.6 billion in the third quarter 2020, increasing $1.8 billion (10 percent) from the second quarter 2020. Average custodial deposits increased $1.1 billion (18 percent) due to higher prepayments from refinancing, average government deposits increased $0.3 billion (29 percent) and retail deposits increased $0.2 billion (2 percent) primarily due to the continued impact of COVID-19 on consumer behavior and spending patterns and higher cash balances being carried by commercial depositors.

Provision for Credit Losses

        The provision for credit losses was $32 million for the third quarter 2020, as compared to $102 million for the second quarter 2020. We have continued to add to our reserve balance as we believe the economic recovery will continue to be challenged due to the COVID-19 pandemic for an extended period of time, especially as it relates to consumer loan forbearance and the commercial real estate sector.

Noninterest Income

        Noninterest income increased $74 million to $452 million in the third quarter 2020, as compared to $378 million for the second quarter 2020, primarily due to higher mortgage revenues.

        Third quarter 2020 net gain on loan sales increased $43 million, to $346 million, as compared to $303 million in the second quarter 2020. The net gain on loan sale margin increased 12 basis points, to 2.31 percent for the third quarter 2020, as compared to 2.19 percent for the second quarter 2020. The increase was primarily driven by improved execution in secondary marketing and the gain associated with the residential mortgage-backed securitization transaction we executed during the quarter. Fallout -adjusted locks increased $1.2 billion, or 9 percent, to $15.0 billion, as historically low interest rates continued to fuel a strong refinance market.

        Net return on mortgage servicing rights increased $20 million, to a $12 million net return for the third quarter 2020, compared to an $8 million net loss for the second quarter 2020. The third quarter 2020 MSR return normalized following the MSR valuation decrease caused by rising prepayment speeds in the second quarter 2020 which did not reoccur.

        Loan administration income increased $5 million, to $26 million for the third quarter 2020, compared to $21 million for the second quarter 2020, largely driven by an increase in the average number of loans being subserviced and higher level of fees for loans in forbearance.

        Loan fees and charges increased $4 million, to $45 million for the third quarter 2020, compared to $41 million for the second quarter 2020, resulting from a 19 percent increase in mortgage closings.

Mortgage Metrics

	As of/Three months ended					Change (% / bps)
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
						Seq	Yr/Yr
	(Dollars in millions)
Mortgage rate lock commitments (fallout-adjusted)(1)(2)	$15,000	$13,800	$11,200	$8,200	$9,200	9%	63%
Mortgage loans closed(1)	$14,400	$12,200	$8,600	$9,300	$9,300	19%	56%
Net margin on mortgage rate lock commitments (fallout-adjusted)(2)	2.31%	2.19%	0.80%	1.23%	1.20%	12	111
Net gain on loan sales	$346	$303	$90	$101	$110	14%	N/M
Net return (loss) on mortgage servicing rights (MSR)	$12	$(8)	$6	$(3)	$(2)	N/M	N/M
Gain on loan sales + net return on the MSR	$358	$295	$96	$98	$108	21%	N/M
Loans serviced (number of accounts—000's)(3)	1,105	1,042	1,082	1,091	994	6%	11%
Capitalized value of MSRs	0.85%	0.87%	0.95%	1.21%	1.14%	(2)	(29)

N/M—Not meaningful

(1)
Rounded to the nearest hundred million

(2)
Fallout-adjusted mortgage rate lock commitments are adjusted by a percentage of mortgage loans in the pipeline that are not expected to close based on previous historical experience and the level of interest rates.

(3)
Includes loans serviced for Flagstar's own loan portfolio, serviced for others, and subserviced for others.

Noninterest Expense

        Noninterest expense increased to $305 million for the third quarter 2020, compared to $296 million for the second quarter 2020. This increase was primarily due to the capitalization of origination costs in the second quarter for the PPP loans and the accelerated vesting of certain components of executive compensation that resulted from the most recent secondary share offering. Despite increased volume, mortgage expenses were flat quarter over quarter as the ratio of mortgage noninterest expense to closings—our mortgage expense ratio—declined. This improvement was due to certain expenses in the second quarter that did not reoccur this quarter and are not expected to reoccur in the future, including certain performance-related incentives related to our Opes Advisors division.

        The Company's efficiency ratio was 48 percent for the third quarter 2020, as compared to 54 percent for the second quarter 2020, primarily driven lower by extraordinary levels of gain on sale margin.

Income Taxes

        The third quarter 2020 provision for income taxes totaled $73 million, with an effective tax rate of 24.7 percent, compared to $32 million and an effective tax rate of 21.5 percent for the second quarter 2020. Our effective tax rate increased due to the higher level of income, which is taxed at higher marginal tax rates. Additionally, we delayed certain tax planning strategies.

Asset Quality

Credit Quality Ratios

	As of/Three Months Ended					Change (% / bps)
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
						Seq	Yr/Yr
	(Dollars in millions)
Allowance for credit losses	$280	$250	$152	$110	$113	12%	N/M
Credit reserves to LHFI	1.70%	1.69%	1.10%	0.91%	0.90%	1	80
Credit reserves to LHFI excluding warehouse	3.07%	2.60%	1.54%	1.12%	1.16%	47	191
Charge-offs, net of recoveries	$2	$3	$2	$3	$1	(33)%	100%
Total nonperforming LHFI and TDRs	$45	$33	$29	$26	$26	36%	73%
Net charge-offs to LHFI ratio (annualized)	0.05%	0.11%	0.08%	0.10%	0.02%	(6)	3
Ratio of nonperforming LHFI and TDRs to LHFI	0.28%	0.22%	0.21%	0.21%	0.21%	6	7
Net charge-offs/(recoveries) to LHFI ratio (annualized) by loan type(1):
Residential first mortgage	0.07%	0.26%	0.08%	0.08%	0.07%	(19)	—
Home equity and other consumer	0.23%	0.28%	0.28%	0.49%	0.27%	(5)	(4)
Commercial real estate	(0.01)%	0.01%	(0.01)%	—%	—%	(2)	(1)
Commercial and industrial	0.06%	0.08%	0.09%	0.07%	(0.22)%	(2)	28

N/M—Not meaningful

(1)
Excludes loans carried under the fair value option.

        The allowance for credit losses was $280 million and covered 1.70 percent of loans held-for-investment at September 30, 2020, flat compared to June 30, 2020. Excluding warehouse loans, the allowance coverage ratio was 3.07 percent, a 47 basis point increase from June 30, 2020. The increase in the allowance coverage reflects our forecast of economic conditions and our view that the economy will continue to be challenged for an extended period of time as a result of the COVID-19 pandemic.

        Net charge-offs in the third quarter 2020 were negligible at $2 million, or 5 basis points of LHFI, compared to $3 million, or 11 basis points in the prior quarter.

        Nonperforming loans were $45 million and our ratio of nonperforming loans to loans held-for-investment was 28 basis points at September 30, 2020, a 6 basis point increase compared to June 30, 2020. The increase was due to one commercial loan that was placed on nonaccrual during the quarter. At September 30, 2020, early stage loan delinquencies totaled $13 million, or 8 basis points, of total loans, compared to $15 million, or 10 basis points, at June 30, 2020.

Capital

Capital Ratios (Bancorp)

						Change (% / bps)
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
						Seq	Yr/Yr
Tier 1 leverage (to adj. avg. total assets)	8.04%	7.76%	8.09%	7.57%	7.98%	28	6
Tier 1 common equity (to RWA)	9.21%	9.11%	9.17%	9.32%	9.25%	10	(4)
Tier 1 capital (to RWA)	10.31%	10.33%	10.52%	10.83%	10.81%	(2)	(50)
Total capital (to RWA)	11.29%	11.32%	11.18%	11.52%	11.54%	(3)	(25)
Tangible common equity to asset ratio(1)	6.90%	6.58%	6.25%	6.95%	7.08%	32	(18)
Tangible book value per share(1)	$35.60	$31.74	$29.52	$28.57	$27.62	12%	29%

(1)
See Non-GAAP Reconciliation for further information.

        The Company maintained a solid capital position with regulatory ratios well above current regulatory quantitative guidelines for "well capitalized" institutions. The capital ratios are impacted by a 100 percent risk-weighting of the warehouse loan portfolio—the largest component of the Company's held for sale portfolio. Adjusting the risk-weighting of warehouse loans to 50 percent, because of the historically low level of losses from this loan portfolio and the fact that the portfolio is fully collateralized with assets that would receive a 50 percent risk weighting, the Company would have had a Tier 1 common equity ratio of 10.9 percent and a total risk-based capital ratio of 13.4 percent at September 30, 2020.

        Importantly, tangible book value per share grew to $35.60, up $3.86 from last quarter and $7.98 higher than the same quarter last year, an increase of 29 percent.

Non-GAAP Reconciliation

        In addition to analyzing the Company's results on a reported basis, management reviews the Company's results and the results on an adjusted basis. The non-GAAP measures presented in the tables below reflect the adjustments of the reported U.S.GAAP results for significant items that management does not believe are reflective of the Company's current and ongoing operations. The DOJ benefit and loans with government guarantees that have not been repurchased and don't accrue interest are not reflective of our ongoing operations and, therefore, have been excluded from our U.S. GAAP results. The Company believes that tangible book value per share, tangible common equity to assets ratio, return on average tangible common equity, adjusted return on average tangible common equity, adjusted return on average assets, adjusted HFI loan-to-deposit ratio and adjusted net interest margin provide a meaningful representation of its operating performance on an ongoing basis.

        The following tables provide a reconciliation of non-GAAP financial measures.

Tangible book value per share and tangible common equity to assets ratio.

	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
	(Dollars in millions, except share data)
Total stockholders' equity	$2,195	$1,971	$1,842	$1,788	$1,734
Less: Goodwill and intangible assets	160	164	167	170	174

Tangible book value	$2,035	$1,807	$1,675	$1,618	$1,560
Number of common shares outstanding	57,150,470	56,943,979	56,729,789	56,631,236	56,510,341
Tangible book value per share	$35.60	$31.74	$29.52	$28.57	$27.62
Total assets	$29,476	$27,468	$26,805	$23,266	$22,048
Tangible common equity to assets ratio	6.90%	6.58%	6.25%	6.95%	7.08%

Adjusted return on average common equity, adjusted return on average tangible common equity and adjusted return on average assets.

	Three Months Ended			Nine Months Ended
	September 30, 2020	December 31, 2019	September 30, 2019	September 30, 2020	September 30, 2019
	(Dollars in millions)
Net income	$222	$58	$63	$384	$160
Add: Intangible asset amortization, net of tax	3	3	2	7	10

Tangible net income	$225	$61	$65	$391	$170
Total average equity	$2,141	$1,803	$1,722	$1,991	$1,658
Less: Average goodwill and intangible assets	162	172	176	165	184

Total tangible average equity	$1,979	$1,631	$1,546	$1,826	$1,474
Return on average tangible common equity	45.42%	14.76%	17.12%	28.58%	15.30%
Adjustment to remove DOJ adjustment	—%	—%	—%	—%	(1.31)%

Adjusted return on average tangible common equity	45.42%	14.76%	17.12%	28.58%	13.99%
Return on average assets	3.15%	0.99%	1.20%	1.97%	1.08%
Adjustment to remove DOJ adjustment	—%	—%	—%	—%	(0.10)%

Adjusted return on average assets	3.15%	0.99%	1.20%	1.97%	0.98%

Adjusted HFI loan-to-deposit ratio.

	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
	(Dollars in millions)
Average LHFI	$14,839	$13,596	$11,823	$12,168	$11,743
Less: Average warehouse loans	5,697	3,785	2,310	2,747	2,508

Adjusted average LHFI	$9,142	$9,811	$9,513	$9,421	$9,235
Average deposits	$19,561	$17,715	$15,795	$15,904	$15,817
Less: Average custodial deposits	7,347	6,223	4,776	4,772	4,550

Adjusted average deposits	$12,214	$11,492	$11,019	$11,132	$11,267
HFI loan-to-deposit ratio	75.9%	76.7%	74.9%	76.5%	74.2%
Adjusted HFI loan-to-deposit ratio	74.8%	85.4%	86.3%	84.6%	82.0%

Adjusted net interest margin.

	Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Net interest margin	2.78%	2.86%	2.81%	2.91%	3.05%
Adjustment to LGG loans available for repurchase	0.16%	0.02%	—%	—%	—%

Adjusted net interest margin	2.94%	2.88%	2.81%	2.91%	3.05%

 THE OFFERING

        This summary should be read together with this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and accompanying prospectus, which are described under "Incorporation of Certain Information by Reference," including the section entitled "Risk Factors" below and "Item 1A. Risk Factors" of our 2019 Annual Report and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020. For a more complete understanding of the Notes, you should read the section of this prospectus supplement entitled "Description of the Subordinated Notes."

Issuer	Flagstar Bancorp, Inc.
Securities Offered	% Fixed-to-Floating Rate Subordinated Notes due 2030
Aggregate Principal Amount	$
Maturity Date	The Notes will mature on , 2030 (the "Maturity Date").
Interest
From and including the date of original issuance to, but excluding, , 2025 or the date of earlier redemption (the "fixed rate period"), the Notes will bear interest at a rate of % per annum, payable semi-annually in arrears on and of each year (each, a "fixed rate interest payment date"), commencing on , 2021. The last fixed rate interest payment date for the fixed rate period will be , 2025.

From and including , 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the "floating rate period"), the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (as defined under "Description of the Subordinated Notes—Interest"), which is expected to be Three-Month Term SOFR, plus a spread of basis points. For each quarterly interest period during the floating rate period, interest will be payable quarterly in arrears on , , and of each year (each, a "floating rate interest payment date" and, together with the fixed rate interest payment dates, the "interest payment dates"), commencing on , 2025. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

For each interest period during the floating rate period, "Three-Month Term SOFR" means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any interest period, as determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions (each as defined under "Description of the Subordinated Notes—Interest").

If the calculation agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined under "Description of the Subordinated Notes—Effect of Benchmark Transition Event") have occurred with respect to Three-Month Term SOFR, then the provisions under "Description of the Subordinated Notes—Effect of Benchmark Transition Event," which are referred to herein as the "benchmark transition provisions," will thereafter apply to all determinations of the interest rate on the Notes for each interest period during the floating rate period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate on the Notes for each interest period during the floating rate period will be an annual rate equal to the Benchmark Replacement (as defined under "Description of the Subordinated Notes—Effect of Benchmark Transition Event") plus basis points.
Record Dates
Interest on each Note will be payable to the person in whose name such Note is registered on the 15th calendar day immediately preceding the applicable interest payment date, whether or not such day is a business day.
Day Count Convention
Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months during the fixed rate period and on the basis of a 360-day year and the actual number of days elapsed during the floating rate period.
No Guarantees	The Notes will not be guaranteed by any of our subsidiaries. As a result, the Notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under "Ranking."
Ranking	The Notes will be our general unsecured, subordinated obligations and:
• will rank junior in right of payment and upon our liquidation to any of our existing and all future Senior Indebtedness, including our 6.125% senior notes due 2021 and all of our general creditors;

•

will rank equal in right of payment and upon our liquidation with any of our existing and all of our future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•

will rank senior in right of payment and upon our liquidation to any of our indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes, including our existing Floating Three Month LIBOR Plus 3.25% Trust Preferred Securities due 2032, Floating Three Month LIBOR Plus 3.25% Trust Preferred Securities due 2033, Floating Three Month LIBOR Plus 3.25% Trust Preferred Securities due 2033, Floating Three Month LIBOR Plus 2.00% Trust Preferred Securities due 2035, Floating Three Month LIBOR Plus 2.00% Trust Preferred Securities due 2035, Floating Three Month LIBOR Plus 1.75% Trust Preferred Securities due 2035, Floating Three Month LIBOR Plus 1.50% Trust Preferred Securities due 2035, Floating Three Month LIBOR Plus 1.45% Trust Preferred Securities due 2037 and Floating Three Month LIBOR Plus 2.50% Trust Preferred Securities due 2037; and

•

will be effectively subordinated to any of our existing and all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including to general and trade creditors, liabilities arising in the ordinary course of business or otherwise, and the deposit liabilities and claims of other creditors of our bank.

The Notes are not savings accounts, deposits or other obligations of our bank or any of our non-bank subsidiaries and they are not insured by the FDIC or any other agency or fund of the United States.

As of September 30, 2020, the Company had $246 million of Senior Indebtedness (as defined herein) outstanding. As of September 30, 2020, our bank had $19.9 billion of deposits, $3.4 billion of Federal Home Loan Bank ("FHLB") advances, including advances with an original maturity term of less than one year and other short-term debt, and $1.8 billion of repurchase obligations to which the Notes will be structurally subordinated.
The Subordinated Indenture (as defined herein) does not limit the amount of additional indebtedness we or our subsidiaries may incur.
Redemption	The Notes are not subject to repayment at the option of the holders at any time prior to the maturity date.

We may, at our option, beginning with the interest payment date of , 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. See "Description of the Subordinated Notes—Redemption."

We may also redeem the Notes at any time prior to their maturity, including prior to , 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve or such successor bank regulatory agency, upon the occurrence of a "Tax Event," a "Tier 2 Capital Event" or the Company becoming required to register as an investment company pursuant to the 1940 Act.
See "Description of the Subordinated Notes—Redemption."
Sinking Fund	There is no sinking fund for the Notes.
Further Issuances
The Notes will initially be limited to an aggregate principal amount of $ . We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the Notes outstanding by issuing additional notes in the future with the same terms as the Notes, except for the issue date, the offering price and the first interest payment date, and such additional notes may be consolidated with the Notes issued in this offering and form a single series.
Use of Proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ . We intend to use the net proceeds from this offering for the repurchase of up to $150 million of shares of our common stock owned by MP Thrift Investments L.P. ("MP Thrift") (the "Share Repurchase") pursuant to the Repurchase Agreement (defined below). See "Use of Proceeds" in this prospectus supplement.

Repurchase Agreement	Prior to the commencement of this offering, we entered into a repurchase agreement with MP Thrift (the "Repurchase Agreement"), pursuant to which we agreed to repurchase from MP Thrift substantially simultaneously with this offering, shares of our common stock at a purchase price per share based on the volume-weighted average price (the "VWAP") of our common stock for the three trading days up to and including the date of this prospectus supplement. The effectiveness of the Repurchase Agreement is conditioned only upon the completion of this offering.
Form and Denomination
The Notes offered hereby will be issued in book-entry form through the facilities of the Depository Trust Company ("DTC") in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Global Note; Book-Entry System
The Notes offered hereby will be evidenced by a global note deposited with the trustee for the Notes, as custodian for DTC. Beneficial interests in the global note will be shown on, and transfers of those beneficial interest can only be made through, records maintained by DTC and its participants. See "Description of the Subordinated Notes—Form, Denomination, Transfer, Exchange and Book-Entry Procedures."
Listing	Currently, there is no public market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or automated dealer quotation system.
Tax Considerations
You should carefully review the section entitled "U.S. Federal Income Tax Considerations" in this prospectus supplement and discuss with your tax advisor the particular tax consequences to you of an investment in the Notes.
ERISA Considerations	For a discussion of certain prohibited transactions and fiduciary duty issues pertaining to purchases by or on behalf of an employee benefit plan, please read "Certain ERISA Considerations" below.
Governing Law	The Notes and the Subordinated Indenture will be governed by the laws of the State of New York.
Trustee	Wilmington Trust, National Association.
Risk Factors
An investment in the Notes involves significant risks. You should carefully consider all of the information contained, or incorporated by reference, in this prospectus supplement prior to investing in the Notes. In particular, we urge you to carefully consider the information contained in the "Risk Factors" section beginning on page S-8 of this prospectus supplement and in our reports filed with the SEC.
Calculation Agent	We will appoint a calculation agent for the Notes prior to the commencement of the floating rate period. We will act as the initial calculation agent.

RISK FACTORS

        An investment in the Notes involves a significant degree of risk and uncertainty. Before investing in the Notes, you should carefully consider the risks and uncertainties described below and in our 2019 Annual Report and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in addition to the other information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. Any of such risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to COVID-19

  Adverse Economic Conditions

        We are currently in the midst of a health crisis as a result of COVID-19. The COVID-19 pandemic is adversely affecting us, our customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on our business, financial position, results of operations, liquidity, and prospects is uncertain. In addition, the pandemic has resulted in temporary or permanent closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities. Some states and communities have re-opened and may be at risk of restrictions again in the future. As a result, the demand for our products and services may be significantly negatively impacted. Our ongoing response to COVID-19, including standing up new programs specified in the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), such as the Paycheck Protection Program ("PPP"), and our long-term effectiveness while working remotely, could have a significant, lasting impact on our operations, financial condition and reputation. The extent to which COVID-19 impacts our business, results of operations, and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

        The bank has instituted a work-from-home policy for all staff that are able to work remotely. Working remotely creates new challenges and the pace of change required to address government programs and forbearance increases the risk of internal control failure. In addition, consumers affected by the changed economic and market conditions as a result of a pandemic may continue to demonstrate changed behavior even after the crisis is over, including decreases in discretionary spending on a permanent or long-term basis. While almost all of our lobbies have re-opened, we have enhanced our cleaning protocols, installed plexiglass shields, and we require that our employees wear face protection. This change in business could also result in changes in consumer behavior for which we may not be prepared.

        The response to the pandemic resulted in a strong contraction in our economy, increased market volatility and uncertainty in our capital markets, most notably impacting workers and small businesses. The economic health of these businesses may depend upon the fiscal assistance provided by the CARES Act or future acts taken by Congress. The CARES Act is the largest deployment of capital ever authorized by Congress with several provisions designed to ensure banks are able to provide assistance and relief to consumers and businesses. Although government intervention is intended to mitigate economic uncertainties, these programs may not be broad or specific enough to mitigate the economic risks of COVID-19, which may lead to adverse results.

        Additionally, the CARES Act was passed quickly and regulators rapidly issued clarifying guidance and operationalized certain programs, such as the PPP. As a result, there is risk that there are subsequent interpretations of guidance or aggressive assertions of wrongdoing in regards to laws, regulations or applications of guidance which could cause an adverse impact to our financial results or our internal controls. We also face an increased risk of client disputes, litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on economic and market conditions.

        The adverse economic conditions will have an impact on our customers. Many of these customers have and may continue to experience unemployment and a loss of revenue, leading to a lack of cash flows. As a result of these lower cash flows, our customers are drawing on the lines of credit we have extended to them and withdrawing their deposits from the bank. Both of these actions could have an adverse impact on our liquidity position. Additionally, the ability of our borrowers to make payments timely on outstanding loans, the value of collateral securing those loans, and demand for loans and other products and services that we offer have and may continue to be adversely impacted by COVID-19. Until the effects of the pandemic subside, we expect continued draws on lines of credit, reduced revenues in our businesses, and increased loan defaults and losses.

        Even after the pandemic subsides, the U.S. economy may continue to experience a recession, and we anticipate our business would be materially and adversely affected by a prolonged recession in the U.S.

  Interest Rates

        In response to COVID-19, the Federal Reserve reduced the Federal Funds Rate to zero percent in March 2020. The outlook for the remainder of 2020 is uncertain, and there is a possibility that the Federal Reserve keeps interest rates low or even uses negative interest rates if economic conditions warrant. Although many of our commercial loans have floors, approximately half of our revenue is tied to interest rates, and an extended period of operations in a zero- or negative-rate environment could negatively impact profitability.

        In addition, the Federal Reserve initiated new quantitative easing programs, buying securities at various points in time, resulting in disruptions to the mortgage-backed securities market. There is a risk that the Federal Reserve may take additional actions in the future or elect to stop their current actions which could disrupt the market and have an adverse impact on our mortgage gain on sale or other financial results. Further, the impact of these actions has caused the financial instruments we use to manage our interest rate and market risks to be less effective at times, which, in turn, could have a material, adverse impact on our operations and financial condition.

        There has also been disruption in the market for mortgage backed securities resulting from overall low level of rates across the yield curve, the high level of volatility of interest rates, and the financial weakness of some traditional buyers of mortgage servicing rights. This has caused uncertainty with respect to our ability to sell mortgage servicing rights. At September 30, 2020, we had $323 million of mortgage servicing rights which equated to 16.0 percent of common equity tier one capital. Should the level of mortgage servicing rights exceed 25 percent of common equity tier one capital, we are required to deduct the excess in determining our regulatory capital levels. If we have the inability to sell mortgage servicing rights on a timely basis, there could be negative impacts to our regulatory capital or an impact on our pricing for mortgage loans which could negatively impact our mortgage origination business and our financial condition.

  Customer and Lending Relief Actions

        As a result of recent federal legislation, we are required to provide mortgage forbearances to individuals with single-family, federally backed mortgages, such as those that we service which underlie our mortgage servicing rights, due to COVID-19 related difficulties. In addition, we waived fees for an extended time period as customers deal with the crisis, which we may continue to do in the future. This could result in a reduction in servicing fee income and a higher cost to service as customers do not pay their mortgages and we cover their payments for a temporary time period until the investors make us whole. Additionally, MSR transactions customarily contain early payment default provisions. If a customer requests forbearance on the residential mortgage loans underlying the MSRs we have sold, generally within 90 days following the sale, we may be contractually obligated to refund the purchase price of the MSR or pay a fee to the purchaser. Furthermore, we have provided forbearance to certain of our commercial customers. The result of these actions could result in financial, operational, credit and compliance risk as we navigate government requirements and our ability to modify our systems to account for these changes while maintaining an adequate internal control structure.

        The following table details borrowers currently participating in a forbearance program:

			Forbearance Requested
	Total Population		Borrowers making July, August and September Payments		Remaining Borrowers
	Unpaid Principal Balance(1)	Number of accounts	Unpaid Principal Balance(1)	Number of accounts	Unpaid Principal Balance(1)	Number of accounts	Percent of UPB	Percent of Accounts
	(Dollars in millions)
Loan servicing
Subserviced for others(2)	$180,981	893,559	$5,654	26,529	$15,103	67,192	11.5%	10.5%
Serviced for others	37,908	148,868	950	3,908	3,081	12,217	10.6%	10.8%
Serviced for own loan portfolio(3)	8,469	62,486	196	1,792	468	1,886	7.8%	5.9%

Total loans serviced	$227,358	1,104,913	$6,800	32,229	$18,652	81,295	11.2%	10.3%

(1)
UPB, net of write downs, does not include premiums or discounts.

(2)
Includes temporary short-term subservicing performed as a result of sales of servicing-released MSRs. Includes repossessed assets.

(3)
Includes LHFI (residential first mortgage, home equity and other consumer), LHFS (residential first mortgage), loans with government guarantees (residential first mortgage), and repossessed assets.

        Our application of forbearance, any loan payment deferrals that we grant, the servicing advances we are required to make and any escrow advances we are required to make while a loan is in forbearance could result in us carrying significant asset balances. This could result in a reduction in our liquidity and cause a reduction in our capital ratios. The combination of these impacts along with other impacts, could cause us to not have sufficient liquidity or capital.

        We also have a concentration of customers in the mortgage finance business. We make warehouse and MSR loans to these customers, and often originate through them in the correspondent channel of our mortgage originations business. The implications of federally mandated forbearance is expected to have a detrimental impact on the liquidity position of these companies that may have already been experiencing financial stress. It is not clear what, if any, programs will be available to these customers to provide liquidity. As a consequence, some of these companies could fail. A failure of one of our customers could be a loss of mortgage origination volume and could also lead to credit losses, should the collateral underlying their loans prove insufficient to repay the amount of the loan outstanding.

        Furthermore, we are not aging receivables for customers who have been granted a payment holiday, payment deferral or forbearance. Therefore, there is a risk that subsequently, customers may still be unable to make their payments, resulting in delinquencies at a higher rate than what is typical and a higher percentage of loans in nonaccrual status. Additionally, for consumer loans, current payments typically provide the primary evidence of a borrower's ability and intent to repay the loan. Therefore, during the forbearance, deferral or payment holiday period, we may not be able to discern which loans can be repaid and which require timely action to manage the potential for loss to a lower level. Consequently, when a borrower is unable to repay the loan, our losses could be higher than we have experienced in the past. In addition, newly originated or acquired mortgage loans could potentially request forbearance prior to us selling the loan, resulting in a higher carrying cost for us as we may not be able to sell them into the market at all or at prices we would accept.

  Allowance for Credit Losses

        Our ACL, which reflects our estimate of lifetime losses inherent in the loans held-for-investment portfolio and our reserve for unfunded commitment, may not be sufficient to cover actual credit losses. We have loan exposures to industries that have been impacted more severely by COVID-19 including:

As of September 30, 2020
Loan Exposure
(Dollars in millions)
Automotive	$87
Leisure & Entertainment	$131
Healthcare	$40
Retail	$300
Hotel	$261
Senior Housing	$118

        Our ACL calculations include a forecast for a reasonable and supportable time period. We utilized the Moody's September scenarios in our forecast: a growth forecast, weighted at 30 percent; a baseline forecast, weighted at 40 percent; and an adverse forecast, weighted at 30 percent. The resulting composite forecast for the third quarter 2020 was roughly equivalent to the scenario we used in the second quarter of 2020. Unemployment ends the year at 10 percent and recovers only slightly in 2021. GDP recovers only slightly by the end of the year from current levels and does not return to near pre-COVID levels until 2024. HPI drops about 2 percent from mid-2020 through 2021. Changing economic conditions could cause a material difference in future forecasts used in our calculations. If actual results differ materially from the forecast used in our calculations, our credit loss provision may increase and our ACL may not be sufficient to cover losses sustained, particularly for the impacted industries. The current pandemic has resulted in the environment changing rapidly which increases the risk of inaccurate forecasts because they depend upon significant judgments and estimates, which can be even more challenging in an environment of uncertainty. The calculation for ACL is complex and the associated risk, could impact our results of operations and may place stress on our internal controls over financial reporting.

  Cybersecurity Risk

        The COVID-19 pandemic has resulted in the bank instituting a work-from-home policy for all staff that are able to work remotely. This exposes us to increased cybersecurity risk. Increased levels of remote access may create additional opportunities for cyber criminals to exploit vulnerabilities. We have observed an increase in attempted malicious activity from third parties directed at the bank and employees may be more susceptible to phishing and social engineering attempts due to increased stress caused by the crisis and from balancing family and work responsibilities at home, such as attempts to obtain personally identifiable information. Cybercriminals may be opportunistic about fears about COVID-19 and the higher number of people accessing the network remotely, by including malware in emails that appear to include documents providing legitimate information for protecting oneself from COVID-19. The bank may also be exposed to this risk if the operations of any of its vendors that provide critical services to the bank are adversely impacted by cyberattacks. Furthermore, with the increased use of virtual private network ("VPN") servers, there is a risk of security misconfiguration in VPNs resulting in exposing sensitive information to the internet. A significant and sustained malware or other cybersecurity attack targeted at the bank or any of its vendors that provide critical services to the bank could have a material adverse impact on our ability to conduct our overall operations and on our financial condition.

  Loss or Extended Absence of Key Personnel

        We are and will continue to be dependent upon our management team and other key personnel. Losing the services of one or more key members of our management team or other key personnel could adversely affect our operations. In addition, COVID-19 increases the risk that certain senior executive officers or a member of the board of directors could become ill, causing them to be incapacitated or otherwise unable to perform their duties for an extended absence. Furthermore, because of the nature of the disease, multiple people working in close proximity could also become ill simultaneously which could result in the same department having extended absences. This could negatively impact the efficiency and effectiveness of processes and internal controls throughout the bank.

  Other Risks

        In addition to the foregoing, the continued impact of COVID-19 could further heighten many of the risks and uncertainties described below and in our 2019 Annual Report and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in addition to the other information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus.

Risks Related to the Notes

You should not rely on indicative or historical data concerning SOFR.

        The interest rate during the floating rate period will be determined using Three-Month Term SOFR (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to Three-Month Term SOFR, in which case the rate of interest will be based on the next-available Benchmark Replacement). In the following discussion of the Secured Overnight Financing Rate ("SOFR"), when we refer to SOFR-linked Notes, we mean the Notes at any time when the interest rate on the Notes is or will be determined based on SOFR, including Three-Month Term SOFR.

        SOFR is published by the Federal Reserve Bank of New York ("FRBNY") and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral U.S. Treasury repurchase agreement ("repo") transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the "FICC"), a subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be "specials." According to FRBNY, "specials" are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

        FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as general collateral finance repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC's delivery-versus-payment service.

        FRBNY states that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein.

        FRBNY started publishing SOFR in April 2018. FRBNY has also started publishing historical indicative SOFRs dating back to 2014, although this historical indicative data inherently involves assumptions, estimates and approximations. You should not rely on this historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.

SOFR may be more volatile than other benchmark or market rates.

        Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical actual or historical indicative data. In addition, the return on and value of the SOFR-linked Notes may fluctuate more than floating rate securities that are linked to less volatile rates.

Changes in SOFR could adversely affect the amount of interest that accrues on the SOFR-linked Notes and the trading prices for the SOFR-linked Notes.

        Because SOFR is published by FRBNY based on data received from other sources, we have no control over its determination, calculation or publication. There can be no assurance that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the SOFR-linked Notes. If the manner in which SOFR is calculated is changed, that change may result in a change in the amount of interest that accrues on the SOFR-linked Notes, which may adversely affect the trading prices of the SOFR-linked Notes. In addition, the interest rate on the SOFR-linked Notes for any day will not be adjusted for any modification or amendment to SOFR for that day that FRBNY may publish if the interest rate for that day has already been determined prior to such publication. Further, if the Benchmark rate on the SOFR-linked Notes during the floating rate period for any interest period declines to zero or becomes negative, interest will only accrue on the SOFR-linked Notes at a rate equal to the spread of % per annum with respect to that interest period. There is no assurance that changes in SOFR could not have a material adverse effect on the yield on, value of and market for the SOFR-linked Notes.

SOFR differs fundamentally from, and may not be a comparable substitute for, U.S. dollar LIBOR.

        In June 2017, the Alternative Reference Rates Committee (the "ARRC") convened by the Federal Reserve and FRBNY announced SOFR as its recommended alternative to the London interbank offered rate for U.S. dollar obligations ("U.S. dollar LIBOR"). However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from U.S. dollar LIBOR. For example, SOFR is a secured overnight rate, while U.S. dollar LIBOR is an unsecured rate that represents interbank funding over different maturities. In addition, because SOFR is a transaction-based rate, it is backward-looking, whereas U.S. dollar LIBOR is forward-looking. Because of these and other differences, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have done at any time, and there is no guarantee that it is a comparable substitute for U.S. dollar LIBOR.

Any failure of SOFR to gain market acceptance could adversely affect the trading prices of the SOFR-linked Notes.

        SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered to be a good representation of general funding conditions in the overnight U.S. Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR to be a suitable substitute or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen its market acceptance. Any failure of SOFR to gain market acceptance could adversely affect the return on, value of and market for the SOFR-linked Notes.

Any market for the SOFR-linked Notes may be illiquid or unpredictable.

        Since SOFR is a relatively new market index, SOFR-linked debt securities likely will have no established trading market when issued, and an established trading market for the SOFR-linked Notes may never develop or may not be very liquid. Market terms for securities that are linked to SOFR, such as the spread over the base rate reflected in the interest rate provisions, may evolve over time, and as a result, trading prices of the SOFR-linked Notes may be lower than those of later-issued securities that are linked to SOFR. Similarly, if SOFR does not prove to be widely used in securities that are similar or comparable to the SOFR-linked Notes, the trading price of the SOFR-linked Notes may be lower than those of securities that are linked to rates that are more widely used. You may not be able to sell the SOFR-linked Notes at all or may not be able to sell the SOFR-linked Notes at prices that will provide you with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk. The manner of adoption or application of reference rates based on SOFR in the bond and equity markets may differ materially compared with the application and adoption of SOFR in other markets, such as the derivatives and loan markets. You should carefully consider how any potential inconsistencies between the adoption of reference rates based on SOFR across these markets may impact any hedging or other financial arrangements which you may put in place in connection with any acquisition, holding or disposal of the SOFR-linked Notes.

The interest rate for the Notes during the floating rate period may be determined based on a rate other than Three-Month Term SOFR.

        Under the terms of the Notes, the interest rate on the Notes for each interest period during the floating rate period will be based on Three-Month Term SOFR, a forward-looking term rate for a tenor of three months that will be based on SOFR. Three-Month Term SOFR does not currently exist and is currently being developed under the sponsorship of the ARRC. There is no assurance that the development of Three-Month Term SOFR, or any other forward-looking term rate based on SOFR, will be completed. Uncertainty surrounding the development of forward-looking term rates based on SOFR could have a material adverse effect on the return on, value of and market for the Notes. If, at the commencement of the floating rate period for the Notes, the Federal Reserve and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto ("Relevant Governmental Body") has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR, the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or the calculation agent determines that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible, then the next-available Benchmark Replacement under the benchmark transition provisions will be used to determine the interest rate on the Notes during the floating rate period (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to that next-available Benchmark Replacement).

        Under the terms of the Notes, the calculation agent is expressly authorized to make determinations, decisions or elections with respect to technical, administrative or operational matters that it decides may be appropriate to reflect the use of Three-Month Term SOFR as the interest rate basis for the Notes in a manner substantially consistent with market practice, which are defined in the terms of the Notes as "Three-Month Term SOFR Conventions." For example, assuming that a form of Three-Month Term SOFR is developed, it is not currently known how or by whom rates for Three-Month Term SOFR will be published. Accordingly, the calculation agent will need to determine the applicable Three-Month Term SOFR during the floating rate period. The calculation agent's determination and implementation of any Three-Month Term SOFR Conventions could result in adverse consequences to the amount of interest that accrues on the Notes during the floating rate period, which could adversely affect the return on, value of and market for the Notes.

Any Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR.

        Under the benchmark transition provisions of the Notes, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR, then the interest rate on the Notes during the floating rate period will be determined using the next-available Benchmark Replacement (which may include a related Benchmark Replacement Adjustment). However, the Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR. For example, Compounded SOFR, the first available Benchmark Replacement, is the compounded average of the daily Secured Overnight Financing Rates calculated in arrears, while Three-Month Term SOFR is intended to be a forward-looking rate with a tenor of three months. In addition, very limited market precedent exists for securities that use Compounded SOFR as the rate basis, and the method for calculating Compounded SOFR in those precedents varies. Further, the ISDA Fallback Rate, which is another Benchmark Replacement, has not yet been established and may change over time.

The implementation of Benchmark Replacement Conforming Changes could adversely affect the amount of interest that accrues on the Notes and the trading prices for the Notes.

        Under the benchmark transition provisions of the Notes, if a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) ISDA or (iii) in certain circumstances, the calculation agent. In addition, the benchmark transition provisions expressly authorize the calculation agent to make certain changes, which are defined in the terms of the Notes as "Benchmark Replacement Conforming Changes," with respect to, among other things, the determination of interest periods, and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest that accrues on the Notes during the floating rate period, which could adversely affect the return on, value of and market for the Notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

The amount of interest payable on the Notes will vary after                        , 2025.

        During the fixed rate period, the Notes will bear interest at an initial rate of        % per annum. Thereafter, the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus          basis points, subject to the provisions under "Description of the Subordinated Notes—Interest." The per annum interest rate that is determined at the reference time for each interest period will apply to the entire quarterly interest period following such determination date even if the Benchmark rate increases during that period.

        Floating rate notes bear additional risks not associated with fixed rate debt securities. These risks include fluctuation of the interest rates and the possibility that you will receive an amount of interest that is lower than expected. We have no control over a number of matters that may impact prevailing interest rates, including, without limitation, economic, financial, and political events that are important in determining the existence, magnitude, and longevity of market volatility, and other risks and their impact on the value of, or payments made on, the Notes. In recent years, interest rates have been volatile, and that volatility may be expected in the future.

We will act as the initial calculation agent and may have economic interests adverse to the interests of the holders of the Notes.

        The calculation agent will determine the interest rate during the floating rate period. We will act as the initial calculation agent for the Notes. Any exercise of discretion by us under the terms of the Notes, including, without limitation, any discretion exercised by us acting as calculation agent, could present a conflict of interest. In making the required determinations, decisions and elections, we may have economic interests that are adverse to the interests of the holders of the Notes, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of and market for the Notes. Any determination by us, as the calculation agent, will be final and binding absent manifest error.

Because the Notes may be redeemed at our option under certain circumstances prior to their maturity, you may be subject to reinvestment risk.

        Subject to the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency), to the extent that such approval is then required under applicable laws or regulations, including capital regulations, we may redeem the Notes at our option (i) in whole or in part beginning with the interest payment date of                        , 2025, and on any interest payment date thereafter. In addition, at any time at which any Notes remain outstanding, subject to the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency), to the extent that such approval is then required under applicable laws or regulations, including capital regulations, we may redeem the Notes in whole, but not in part, upon the occurrence of (i) a "Tier 2 Capital Event," (ii) a "Tax Event" or (iii) if we are required to register as an investment company pursuant to the 1940 Act. In the event that we redeem the Notes, holders of the Notes will receive only the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, such redemption date. If any redemption occurs, holders of the Notes will not have the opportunity to continue to accrue and be paid interest to the Maturity Date. Any such redemption may have the effect of reducing the income or return that you may receive on an investment in the Notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Notes. See "Description of the Subordinated Notes—Redemption."

        Investors should not expect us to redeem the Notes on or after the date on which they become redeemable at our option. Under Federal Reserve regulations, unless the Federal Reserve authorizes us in writing to do otherwise, we may not redeem the Notes unless they are replaced with other Tier 2 capital instruments or unless we can demonstrate to the satisfaction of the Federal Reserve that, following redemption, we will continue to hold capital commensurate with our risk.

Our obligations under the Notes will be unsecured and subordinated to any senior indebtedness.

        The Notes will be general unsecured, subordinated obligations of Flagstar Bancorp, Inc. Accordingly, they will be junior in right of payment to any of our existing and future senior indebtedness. The Notes will rank equally with all of our other existing and future subordinated indebtedness, including any indebtedness issued in the future under the Subordinated Indenture. In addition, the Notes will be structurally subordinated to any existing and future liabilities and obligations, including deposits, of our current and future subsidiaries, including our bank. As of September 30, 2020, the Company had $246 million of Senior Indebtedness outstanding. As of September 30, 2020, our bank had $19.9 billion of deposits and $3.4 billion of FHLB advances, and other short-term debt, and $1.8 billion of repurchase obligations to which the Notes will be structurally subordinated. If we default on payments under any of these obligations that are senior to the Notes, or if any of our Senior Indebtedness is accelerated or any judicial proceeding with respect to a default is pending, we will not be able to make payments on the Notes, unless we cure the default.

        In addition, the Notes will not be secured by any of our assets. As a result, the Notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Subordinated Indenture does not limit the amount of Senior Indebtedness and other financial obligations or secured obligations that we or our subsidiaries may incur.

        As a result of the subordination provisions described above and in the following paragraph, holders of Notes may not be fully repaid in the event of our bankruptcy, liquidation, reorganization or default on our Senior Indebtedness.

The Notes will not be obligations of, or insured or guaranteed by, the FDIC, any other governmental agency or any of our subsidiaries and will be structurally subordinated to all liabilities of our subsidiaries.

        The Notes will be obligations of the Company only and will not be obligations of, or guaranteed or insured by, the FDIC, any other governmental agency or any of our subsidiaries, including our bank. The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities and obligations of our subsidiaries, which means that creditors of our subsidiaries (including, in the case of our bank, its depositors) generally will be paid from those subsidiaries' assets before holders of the Notes would have any claims to those assets. Even if we become a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any debt of that subsidiary senior to the debt held by us, and our rights could otherwise be subordinated to the rights of other creditors and depositors of that subsidiary. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions also limit our subsidiaries' ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on the Notes.

We may incur a substantial level of debt that could materially adversely affect our ability to generate sufficient cash to fulfill our obligations under the Notes.

        Neither we, nor any of our subsidiaries, are subject to any limitations under the terms of the Subordinated Indenture from issuing, accepting or incurring any amount of additional debt, deposits or other liabilities, including Senior Indebtedness or other obligations ranking senior to or equally with the

Notes. We expect that we and our subsidiaries will incur additional debt and other liabilities from time to time, and our level of debt and the risks related thereto could increase.

        A substantial level of debt could have important consequences to holders of the Notes, including the following:

  •
  making it more difficult for us to satisfy our obligations with respect to our debt, including the Notes;

  •
  requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for other purposes;

  •
  increasing our vulnerability to adverse economic and industry conditions, which could place us at a disadvantage relative to our competitors that have less debt;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

  •
  limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

        In addition, a breach of any of the restrictions or covenants in our existing debt agreements could cause a cross-default under other debt agreements. A significant portion of our debt then may become immediately due and payable. We are not certain whether, if this were to occur, we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any of our debt is accelerated, our assets may not be sufficient to repay such debt in full.

The Subordinated Indenture has limited covenants and does not contain any limitations on our ability to grant or incur a lien on our assets, sell or otherwise dispose of assets, pay dividends or repurchase our capital stock, which means your investment may not be protected.

        In addition to the absence of any restrictions on us or our subsidiaries on incurring any additional debt or other liabilities, we are not restricted under the Subordinated Indenture from granting security interests over our assets, or from paying dividends or issuing or repurchasing our securities. Also, there are no covenants in the Subordinated Indenture requiring us to achieve or maintain any minimum financial results relating to our financial position or results of operations. You are not protected under the Subordinated Indenture in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect our ability to make payments on the Notes when due.

We are a holding company with limited operations, and depend on our bank and other subsidiaries for the funds required to make payments on the Notes. Our access to funds from our bank may become limited, thereby restricting our ability to make payments on our obligations.

        The Company is a separate and distinct legal entity from our bank and our other subsidiaries. Our principal sources of funds to make payments on the Notes and our other obligations are dividends, distributions and other payments from our bank. Our ability to receive dividends from our bank is contingent on a number of factors, including our bank's ability to meet applicable regulatory capital requirements, our bank's profitability and earnings, and the general strength of its balance sheet.

        Federal banking regulations limit dividends from our bank to us. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below regulatory minimum capital levels. Additionally, limits exist on banks paying dividends in excess of net income for specified periods. At September 30, 2020, our bank was able to pay dividends to us of approximately $249 million without submitting an application to the Office of the Comptroller of the Currency and remain well capitalized. At September 30, 2020, we held $305 million of cash on deposit at our bank, for future cash outflows for an amount sufficient to service our Senior Indebtedness, repay our senior indebtedness at maturity, pay dividends and cover our operating expenses. In addition, federal bank regulatory agencies have the authority to prohibit our bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to us, depending on the financial condition of our bank, could be deemed an unsafe or unsound practice.

        Dividend payments from our bank would also be prohibited under the "prompt corrective action" regulations of federal bank regulators if our bank is, or after payment of such dividends would be, undercapitalized under such regulations. In addition, our bank is subject to restrictions under federal law that limit its ability to transfer funds or other items of value to us and our non-bank subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value. Unless an exemption applies, these transactions by our bank with us are limited to 10% of our bank's capital stock and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of our bank's capital stock and surplus. Moreover, loans and extensions of credit by our bank to its affiliates, including us, generally are required to be secured in specified amounts. A bank's transactions with its non-bank affiliates also are required generally to be on arm's-length terms.

        Accordingly, we can provide no assurance that we will receive dividends or other distributions from our subsidiaries, including our bank, in an amount sufficient to pay interest on or principal of the Notes.

We may not be able to generate sufficient cash to service all of our debt, including the Notes.

        Our ability to make scheduled payments of principal and interest, or to satisfy our obligations in respect of our debt or to refinance our debt, will depend on the future performance of our operating subsidiaries, primarily our bank. Prevailing economic conditions (including interest rates), regulatory constraints, including, among other things, limiting distributions to us from our bank and required capital levels with respect to our bank and certain of our nonbank subsidiaries, and financial, business and other factors, many of which are beyond our control, will also affect our ability to meet these needs. Our subsidiaries may not be able to generate sufficient cash flows from operations, or we may be unable to obtain future borrowings in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt when needed on commercially reasonable terms or at all.

Regulatory guidelines may restrict our ability to pay the principal of and accrued and unpaid interest on, the Notes, regardless of whether we are the subject of an insolvency proceeding.

        As a savings and loan holding company, our ability to pay the principal of, and interest on, the Notes is subject to the rules and guidelines of the Federal Reserve regarding capital adequacy. Moreover, pursuant to federal law and the Federal Reserve regulations, as a savings and loan holding company, we are required to act as a source of financial and managerial strength to our bank and commit resources to its support, including the guarantee of its capital plans if it becomes undercapitalized. Such support may be required at times when we may not otherwise be inclined or able to provide it. As a result of the foregoing, we may be unable to pay accrued interest on the Notes on one or more of the scheduled interest payment dates, or at any other time, or the principal of the Notes at the maturity of the Notes.

        If we were to be the subject of a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, the bankruptcy trustee would be deemed to have assumed, and would be required to cure, immediately any deficit under any commitment we have to any of the federal banking agencies to maintain the capital of our bank, and any other insured depository institution for which we have such a responsibility, and any claim for breach of such obligation would generally have priority over most other unsecured claims

Holders of the Notes will have limited rights, including limited rights of acceleration, if there is an event of default.

        Payment of principal on the Notes may be accelerated only in the case of certain events of bankruptcy or insolvency involving us or our bank. There is no automatic acceleration, or right of acceleration, in the case of default in the payment of principal of or interest on the Notes, or in the performance of any of our other obligations under the Notes or the Subordinated Indenture. Our regulators can, in the event we or our bank become subject to an enforcement action, prohibit our bank from paying dividends to us, and prevent payment of interest or principal on the Notes and any dividends on our capital stock, but such limits will not permit acceleration of the Notes. See "Description of the Subordinated Notes—Events of Default."

Your ability to transfer the Notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the Notes.

        The Notes are a new issue of securities for which there is no established trading market, and we do not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes on a quotation system. The underwriters have advised us that they intend to make a market in the Notes, as permitted by applicable laws and regulations; however, the underwriters are not obligated to make a market in the Notes and may discontinue its market-making activities at any time without notice. In addition, the liquidity of the trading market for the Notes, if any, will depend upon, among other things, the number of holders of the Notes, our performance and prospects, the market for similar securities, the interest of securities dealers in making a market in the Notes and other factors. As a result, we cannot provide you with any assurance regarding whether a trading market for the Notes will develop or the ability of holders of the Notes to sell their Notes.

The market value of the Notes may be less than the principal amount of the Notes.

        If a market develops for the Notes, the prices at which holders may be able to sell their Notes may be affected, potentially adversely, by a number of factors. These factors include: the method of calculating the principal, premium, if any, interest or other amounts payable, if any, on the Notes; the time remaining to maturity of the Notes; the ranking of the Notes; the aggregate amount outstanding of the Notes; any redemption or repayment features of the Notes; any changes in the ratings on the Notes provided by any rating agency; the prevailing interest rates being paid by other companies similar to us; the level, direction, and volatility of market interest rates generally; general economic conditions of the capital markets in the United States; geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally; the extent of any market-making activities with respect to the Notes; and the operating performance of our bank. Often, the only way to liquidate your investment in the Notes prior to maturity will be to sell the Notes. At that time, there may be a very illiquid market for the Notes or no market at all.

Rating agencies may change their practices for rating the Notes, which change may affect the market price for the Notes.

        The rating agencies that currently or may in the future publish a rating for us, including Kroll Bond Rating Agency, LLC and Moody's Investors Services, Inc., may, from time to time in the future, change the way they analyze securities with features similar to the Notes. This may include, for example, changes to the relationship between ratings assigned to an issuer's senior securities and ratings assigned to securities with features similar to the Notes. If the rating agencies change their practices for rating these types of securities in the future, and the ratings of the Notes are subsequently lowered, that could have a negative impact on the trading price of the Notes.

Our credit ratings may not reflect all risks of an investment in the Notes, and changes in our credit ratings may adversely affect your investment in the Notes.

        The credit ratings of our indebtedness are an assessment by rating agencies of our ability to pay our debts when due. These ratings are not recommendations to purchase, hold or sell the Notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor, are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. The ratings are based on current and historical information furnished to the rating agencies by us and information obtained by the rating agencies from other sources. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time, or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency's judgment, circumstances so warrant.

        The credit ratings assigned to the Notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading value of, the Notes. In addition, any real or anticipated changes in our credit ratings will generally affect the trading market for, or the trading value of, the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed in an investment in the Notes and the suitability of investing in the Notes in light of your particular circumstances. No report of the rating agencies is incorporated by reference herein.

Changes in our credit ratings, operating results, corporate governance or the debt markets could adversely affect the market price of the Notes.

        The market price for the Notes will depend on many factors, including, among other things:

  •
  our credit ratings with major credit rating agencies, including with respect to the Notes;

  •
  the prevailing interest rates being paid by other companies similar to us;

  •
  our operating results, financial condition, financial performance and future prospects;

  •
  changes in our corporate governance, including the potential resignation of directors following the Share Repurchase;

  •
  our election to defer interest payments on the Notes; and

  •
  economic, financial, geopolitical, regulatory and judicial events that affect us, the industries and markets in which we are doing business and the financial markets generally, including continuing market volatility and uncertainty about the U.S. economy and other key economies, and sovereign credit and bank solvency concerns in Europe and other key economies.

        Additionally, the market price of the Notes could be affected by the sale of a large number of shares of our common stock in the public market, including sales by MP Thrift, or from the perception that such sales could occur. Pursuant to the Investment Agreement, dated December 17, 2008, that we entered into with MP Thrift, we have granted MP Thrift registration rights for the resale of shares of our common stock and have filed a registration statement to facilitate potential future sales of shares by them. Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

        The price of the Notes may be adversely affected by unfavorable changes in these factors. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the Notes.

        In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the asset management industry as a whole and may change our credit rating based on their overall view of our industry. A negative change in our rating could have an adverse effect on the price of the Notes.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $            . We intend to use the net proceeds from this offering for the Share Repurchase, pursuant to the Repurchase Agreement at a purchase price per share that is based on the VWAP of our common stock for the three trading days up to and including the date hereof. A $0.25 increase in the VWAP above $32.8245, which is the volume-weighted average price of our common stock for the three trading days up to and including October 21, 2020, would result in a decrease of                    shares purchased in the Share Repurchase and a $0.25 decrease in the VWAP below $32.8245 would result in an increase of                     shares purchased in the Share Repurchase.

        Following the completion of the Share Repurchase, we expect that MP Thrift will beneficially own                    % of our common stock.

 SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The following table summarizes certain selected financial data of the Company for the periods presented. The selected historical financial data as of and for the six months ended June 30, 2020 and 2019 have been derived from our unaudited interim consolidated financial statements, which are incorporated by reference in this prospectus supplement. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the six months ended June 30, 2020 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ended December 31, 2020. The selected historical financial data as of and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements and are incorporated by reference in this prospectus supplement. On October 21, 2020, we issued a press release announcing our preliminary financial results for the third quarter ended September 30, 2020. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to such preliminary financial data. See "Recent Developments."

        You should read the following information, together with the "Recent Developments" section of this prospectus supplement, the "Risk Factors" section included in this prospectus supplement and in our reports filed with the SEC and the historical consolidated financial information contained in our consolidated financial statements and related notes, as well as the information contained under the caption entitled "Management's Discussion and Analysis of Financial Condition and Results of

Operations," in our Quarterly Report on Form 10-Q for the period ended June 30, 2020 and our 2019 Annual Report, which have been filed with the SEC and are incorporated herein by reference.

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(Dollars in millions, except share data and percentages)
Summary of Consolidated Statement of Operations Data
Net income	$161	$97	$218	$187	$63	$171	$158
Net interest income	316	264	562	497	390	323	287
Noninterest income	535	277	610	439	470	487	470
Noninterest expense	532	405	888	712	643	560	536
Provision for income taxes	42	22	48	45	148	87	82
Per Share Data:
Earnings (loss)
Basic	$2.85	$1.71	$3.85	$3.26	$1.11	$2.71	$2.27
Diluted	2.83	1.69	3.80	3.21	1.09	2.66	2.24
Book value per common share	34.62	29.31	31.57	27.19	24.40	23.50	22.33
Weighted average common shares outstanding
Basic	56,723,254	56,670,690	56,584,238	57,520,289	57,093,868	56,569,307	56,426,977
Diluted	57,156,815	57,322,513	57,238,978	58,322,950	58,178,343	57,597,667	57,164,523
Performance Ratios:
Return on average assets	1.30%	1.01%	1.05%	1.04%	0.40%	1.23%	1.32%
Return on average common equity	16.86	11.94	12.84	12.58	4.40	13.00	10.49
Return on average tangible common equity(1)	19.07	14.33	15.15	13.46	4.44	11.68	10.63
Common equity-to-assets ratio	7.18	8.19	7.68	8.47	8.27	9.50	9.20
Net interest margin	2.83	3.08	3.05	3.07	2.75	2.64	2.74
Efficiency ratio	62.5	74.8	75.8	76.0	74.8	69.2	70.9
Effective tax provision rate	20.6	18.7	18.1	19.4	70.1	33.7	34.2
Summary of Consolidated Statement of Financial Condition
Investment securities, available-for-sale	$2,348	$1,718	$2,116	$2,142	$1,853	$1,480	$1,294
Total loans held-for investment(2)	14,808	11,655	12,129	9,088	7,713	6,065	6,352
Allowance for loan losses	(229)	(110)	(107)	(128)	(140)	(142)	(187)
Total assets	27,468	20,206	23,266	18,531	16,912	14,053	13,715
Total deposits	17,898	14,416	15,146	12,380	8,934	8,800	7,935
Total stockholders' equity	1,971	1,656	1,788	1,570	1,399	1,336	1,529
Capital Ratios (Flagstar Bancorp, Inc.):
Tier 1 leverage to adjusted average total assets	7.76%	7.86%	7.57%	8.29%	8.51%	8.88%	11.51%
Common equity Tier 1 capital to risk-weighted assets	9.11	9.08	9.32	10.54	11.50	13.06	14.09
Tier 1 capital to risk-weighted assets	10.33	10.73	10.83	12.54	13.63	15.12	18.98
Total capital to risk-weighted assets	11.32	11.51	11.52	13.63	14.90	16.41	20.28
Selected Statistics:
Mortgage rate lock commitments (fallout-adjusted)(3)	$25,000	$14,900	$32,322	$30,308	$32,527	$29,372	$25,511
Mortgage loans sold and securitized	20,400	14,000	30,330	32,076	32,493	32,033	26,307
Number of bank branches	160	160	160	160	99	99	99
Number of FTE employees	4,641	4,147	4,453	3,938	3,525	2,886	2,713

(1)
Excludes goodwill, intangible assets and the associated amortization, net of tax. See "Non-GAAP Financial Measures" in our Quarterly Report on Form 10-Q for the period ending June 30, 2020 for further information.

(2)
Includes nonaccrual loans. See "Note 4—Loans Held for Investment" in our Quarterly Report on Form 10-Q for the period ended June 30, 2020 for further information on nonaccrual loans.

(3)
Fallout adjusted refers to mortgage rate lock commitments, which are adjusted by a percentage of mortgage loans in the pipeline that are not expected to close based on previous historical experience and the level of interest rates.

 CAPITALIZATION

        The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis, as of September 30, 2020:

  •
  on an actual basis,

  •
  on an adjusted basis to give effect to the sale of the Notes for total net proceeds of approximately $            after deducting the underwriting discount and estimated offering expenses, and the use of proceeds thereby, including the Share Repurchase.

        This information should be read together with the financial and other data in this prospectus supplement and in our reports filed with the SEC and the historical consolidated financial information contained in our consolidated financial statements and related notes, as well as the information contained under the caption entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our Quarterly Report on Form 10-Q for the period ended June 30, 2020 and our 2019 Annual Report, which have been filed with the SEC and are incorporated herein by reference.

	As of September 30, 2020
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$280		$280

Short-term debt:
Short-term Federal Home Loan Bank advances and other	$2,226		$2,226

Total short-term debt	$2,226		$2,226

Long-term debt:
Long-term Federal Home Loan Bank advances	$1,200		$1,200
6.125% Senior Notes due 2021	246		246
% Fixed-to-Floating Rate Subordinated Notes due 2030 offered hereby	—
Floating Three Month LIBOR Plus:
3.25% Trust preferred securities due 2032	26		26
3.25% Trust preferred securities due 2033	26		26
3.25% Trust preferred securities due 2033	26		26
2.00% Trust preferred securities due 2035	26		26
2.00% Trust preferred securities due 2035	26		26
1.75% Trust preferred securities due 2035	51		51
1.50% Trust preferred securities due 2035	25		25
1.45% Trust preferred securities due 2037	25		25
2.50% Trust preferred securities due 2037	16		16

Total long-term debt	$1,693

Stockholders' equity:
Common stock	1			(1)
Additional paid-in capital	1,493
Retained earnings	655
Accumulated other comprehensive income	46

Total stockholders' equity	2,195

Total capitalization	$6,394	$

(1)
A $0.25 increase in the VWAP above $32.8245, which is the volume-weighted average price of our common stock for the three trading days up to and including October 21, 2020, would result in a decrease of                    shares purchased in the Share Repurchase and a $0.25 decrease in the VWAP below $32.8245 would result in an increase of                      shares purchased in the Share Repurchase.

DESCRIPTION OF THE SUBORDINATED NOTES

        The following summary of the        % Fixed-to-Floating Rate Subordinated Notes due 2030 (the "Notes") does not purport to be complete and is qualified in its entirety by the Subordinated Indenture (as defined below) and the Notes, including the definitions therein of certain terms. Unless otherwise specified, capitalized terms used in this summary have the meanings specified in the Subordinated Indenture. The following description of the particular terms of the Subordinated Indenture and the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of subordinated debt in the accompanying prospectus, to which description we refer you. For purposes of this "Description of the Subordinated Notes," references to the "Company," "we" and "us" include only Flagstar Bancorp, Inc. and not its consolidated subsidiaries.

General

        The Notes offered hereby will be issued under an indenture, dated as of                    , 2020, as amended and supplemented by a supplemental indenture, dated as of                    , 2020, between the Company and Wilmington Trust, National Association, as trustee, which together we refer to in this summary as the "Subordinated Indenture."

        The Notes will be our general unsecured, subordinated obligations and will rank senior to our existing Floating Three Month LIBOR Plus 3.25% Trust Preferred Securities due 2032, Floating Three Month LIBOR Plus 3.25% Trust Preferred Securities due 2033, Floating Three Month LIBOR Plus 3.25% Trust Preferred Securities due 2033, Floating Three Month LIBOR Plus 2.00% Trust Preferred Securities due 2035, Floating Three Month LIBOR Plus 2.00% Trust Preferred Securities due 2035, Floating Three Month LIBOR Plus 1.75% Trust Preferred Securities due 2035, Floating Three Month LIBOR Plus 1.50% Trust Preferred Securities due 2035, Floating Three Month LIBOR Plus 1.45% Trust Preferred Securities due 2037 and Floating Three Month LIBOR Plus 2.50% Trust Preferred Securities due 2037, each issued to our capital trust subsidiaries (collectively, the "Trust Preferred Securities"), and equally with all of our other unsecured, subordinated obligations from time to time outstanding. The Notes will rank junior to all of our existing and future Senior Indebtedness (as defined below), including our existing 6.125% senior notes due 2021, to the extent and in the manner set forth in the Subordinated Indenture. In addition, the Notes will be effectively subordinated to any of our existing and all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including to general and trade creditors, liabilities arising in the ordinary course of business or otherwise, and the deposit liabilities and claims of other creditors of our bank, Flagstar Bank, FSB. See "—Subordination." The Notes will be obligations of Flagstar Bancorp, Inc. only and will not be obligations of, and will not be guaranteed by, any of our subsidiaries.

        The Notes will mature on                , 2030 (the "Maturity Date"), unless previously redeemed or otherwise accelerated. The Notes are not convertible into, or exchangeable for, equity securities, other securities, or assets or property of the Company or its subsidiaries. There is no sinking fund for the Notes. We intend for the Notes to qualify (subject to applicable limitations) as Tier 2 capital under applicable capital regulations, guidance, and interpretations of the Federal Reserve. We do not intend to apply for the listing of the Notes on any securities exchange or the quotation of the Notes on any quotation system. The Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        Beginning with the interest payment date of                , 2025, and on any interest payment date thereafter, we may, at our option, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve (or, as and if applicable, the rules of any successor appropriate bank regulatory agency) ("Federal Reserve Approval"), redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount of the Notes to be

redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. The Notes may not be redeemed by us prior to                , 2025, except that we may, at our option, subject to Federal Reserve Approval, redeem the Notes in whole, but not in part, prior to maturity, including prior to                , 2025, upon the occurrence of a "Tax Event" or a "Tier 2 Capital Event" (as such terms are defined in the Subordinated Indenture) or if we are required to register as an investment company pursuant to the 1940 Act, in each case, at a price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made in accordance with the applicable procedures of The Depository Trust Company (with its successors, "DTC"). See "—Redemption."

Further Issues

        The Subordinated Indenture does not limit the amount of Notes that we may issue from time to time in one or more series. The Subordinated Indenture permits us to increase the principal amount of the Notes by issuing additional Notes on the same terms and conditions as the Notes (except for any differences in the issue price and interest accrued prior to the date of issuance of the additional Notes), and with the same CUSIP number as the Notes; provided that the additional Notes are fungible with the Notes for United States federal income tax purposes. The Notes and any additional Notes issued by the Company will rank equally and ratably and shall be treated as a single series of securities for all purposes under the Subordinated Indenture.

Interest

        From and including the date of original issuance to, but excluding,                , 2025 or the date of earlier redemption (the "fixed rate period"), the Notes will bear interest at an initial fixed rate of        % per annum, payable semi-annually in arrears on                        and                         of each year (each, a "fixed rate interest payment date"), commencing on                , 2021. The last fixed rate interest payment date for the fixed rate period will be                , 2025.

        From and including                , 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the "floating rate period"), the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus a spread of                        basis points. For each quarterly interest period during the floating rate period, interest will be payable quarterly in arrears on                        ,                         ,                         and                         of each year (each, a "floating rate interest payment date" and, together with the fixed rate interest payment dates, the "interest payment dates"), commencing on                , 2025. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

        For the purpose of calculating the interest on the Notes for each interest period during the floating rate period when the Benchmark is Three-Month Term SOFR, "Three-Month Term SOFR" means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any interest period, as determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions. We will act as the initial calculation agent.

        The trustee will not be under any duty to succeed to, assume or otherwise perform any of the duties of the calculation agent, or to appoint a successor or replacement in the event of the calculation agent's resignation or removal or to replace the calculation agent in the event of a default, breach or failure of performance on the part of the calculation agent with respect to the calculation agent's duties under the indenture.

        The following definitions apply to the foregoing definition of Three-Month Term SOFR:

        "Benchmark" means, initially, Three-Month Term SOFR; provided that if the calculation agent determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement.

        "FRBNY's Website" means the website of the FRBNY at http://www.newyorkfed.org, or any successor source. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein.

        "Reference Time" with respect to any determination of the Benchmark means (1) if the Benchmark is Three-Month Term SOFR, the time determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions, and (2) if the Benchmark is not Three-Month Term SOFR, the time determined by the calculation agent after giving effect to the Benchmark Replacement Conforming Changes.

        "Relevant Governmental Body" means the Federal Reserve and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto.

        "SOFR" means the secured overnight financing rate published by the FRBNY, as the administrator of the Benchmark (or a successor administrator), on the FRBNY's Website.

        "Term SOFR" means the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

        "Term SOFR Administrator" means any entity designated by the Relevant Governmental Body as the administrator of Term SOFR (or a successor administrator).

        "Three-Month Term SOFR Conventions" means any determination, decision or election with respect to any technical, administrative or operational matter (including with respect to the manner and timing of the publication of Three-Month Term SOFR, or changes to the definition of "interest period," timing and frequency of determining Three-Month Term SOFR with respect to each interest period and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the calculation agent decides may be appropriate to reflect the use of Three-Month Term SOFR as the Benchmark in a manner substantially consistent with market practice (or, if the calculation agent decides that adoption of any portion of such market practice is not administratively feasible or if the calculation agent determines that no market practice for the use of Three-Month Term SOFR exists, in such other manner as the calculation agent determines is reasonably necessary).

        All percentages used in or resulting from any calculation of Three-Month Term SOFR shall be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with 0.000005% rounded up to 0.00001%.

        The terms "Benchmark Replacement," "Benchmark Replacement Conforming Changes," "Benchmark Replacement Date," "Benchmark Transition Event" and "Corresponding Tenor" have the meanings set forth below under the heading "—Effect of Benchmark Transition Event."

        Notwithstanding the foregoing paragraphs related to the determination of interest, if the calculation agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to Three-Month Term SOFR, then the provisions set forth below under the heading "—Effect of Benchmark Transition Event," which we refer to as the "benchmark transition provisions," will thereafter apply to all determinations of the interest rate on the Notes for each interest period during the floating rate period. In accordance with the benchmark transition provisions, after a Benchmark

Transition Event and its related Benchmark Replacement Date have occurred, the interest rate on the Notes for each interest period during the floating rate period will be an annual rate equal to the Benchmark Replacement plus        basis points.

        Absent manifest error, the calculation agent's determination of the interest rate for an interest period for the Notes will be binding and conclusive on you, the trustee and us. The trustee shall have no duty to confirm or verify any such calculation. The calculation agent's determination of any interest rate, and its calculation of interest payments for any period, will be maintained on file at the calculation agent's principal offices, will be made available to any holder of the Notes upon request and will be provided to the trustee.

        Interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months during the fixed rate period and on the basis of a 360-day year and the actual number of days elapsed during the floating rate period. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

        Interest on the Notes, subject to certain exceptions, will accrue during the applicable interest period. When we use the term "interest period," we mean the period from and including the immediately preceding interest payment date in respect of which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from and including the date of issuance of the Notes to, but excluding, the applicable interest payment date or the Maturity Date or date of earlier redemption, if applicable. If a fixed rate interest payment date or the Maturity Date falls on a day that is not a business day, then the interest payment or the payment of principal and interest at maturity will be paid on the next succeeding business day, but the payments made on such dates will be treated as being made on the date that the payment was first due and the holders of the Notes will not be entitled to any further interest or other payments. If a floating rate interest payment date falls on a day that is not a business day, then such floating rate interest payment date will be postponed to the next succeeding business day unless such day falls in the next succeeding calendar month, in which case such floating rate interest payment date will be accelerated to the immediately preceding business day, and, in each such case, the amounts payable on such business day will include interest accrued to, but excluding, such business day.

        Interest on each Note will be payable to the person in whose name such Note is registered on the fifteenth calendar day immediately preceding the applicable interest payment date, whether or not such day is a business day. Any interest which is payable, but is not punctually paid or duly provided for, on any interest payment date shall cease to be payable to the holder on the relevant record date by virtue of having been a holder on such date, and such defaulted interest may be paid by us to the person in whose name the Notes are registered at the close of business on a special record date for the payment of defaulted interest, or in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed. However, interest that is paid on the Maturity Date will be paid to the person to whom the principal will be payable. Interest will be payable by wire transfer in immediately available funds in U.S. dollars at the office of the principal paying agent or, at our option in the event the Notes are not represented by global notes, by check mailed to the address of the person specified for payment in the preceding sentences.

        If the then-current Benchmark is Three-Month Term SOFR, the calculation agent will have the right to establish the Three-Month Term SOFR Conventions, and if any of the foregoing provisions concerning the calculation of the interest rate and interest payments during the floating rate period are inconsistent with any of the Three-Month Term SOFR Conventions determined by the calculation agent, then the relevant Three-Month Term SOFR Conventions will apply. Furthermore, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR at any time when any of the Notes are outstanding, then the foregoing provisions concerning the calculation of the interest rate and interest payments during the floating rate period will be modified in accordance with the benchmark transition provisions.

        "Business day" means (i) each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions or trust companies in New York, New York are authorized or obligated by law, regulation or executive order to remain closed or (ii) a day on which banking institutions or trust companies in the place of payment are authorized or obligated by law, regulation or executive order to remain closed.

Ranking

        The Notes are our general unsecured, subordinated obligations and are:

  •
  junior in right of payment to any of our existing and future Senior Indebtedness;

  •
  equal in right of payment with any of our existing and future subordinated indebtedness;

  •
  senior to our obligations relating to our existing and future junior subordinated debt securities, including the Trust Preferred Securities;

  •
  effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

  •
  structurally subordinated to any existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary bank, Flagstar Bank, FSB.

Subordination

        The Notes are junior in right of payment to the prior payment in full of all our Senior Indebtedness. This means that, under certain circumstances where we may not be making payments on all of our debt obligations as they become due, the holders of all of our Senior Indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before the holders of the Notes will be entitled to receive any amounts under the Notes. These circumstances include when we make a payment or distribute assets to creditors upon our liquidation, dissolution, winding up or reorganization.

        These subordination provisions mean that if we are insolvent, a direct holder of a specific amount of our Senior Indebtedness may ultimately receive more of our assets than a direct holder of the same amount of Notes, and our creditor that is owed a specific amount may ultimately receive more of our assets than a direct holder of the same amount of Notes. The Subordinated Indenture does not limit our ability to incur Senior Indebtedness or general obligations, including indebtedness ranking equally with the Notes or secured debt.

        Holders of the Notes may not accelerate the maturity of the Notes, except upon an event of default. See "—Events of Default" below.

        The Subordinated Indenture provides that, unless all principal of and any premium or interest on Senior Indebtedness has been paid in full, no payment or other distribution may be made in respect of any Notes under the following circumstances:

  •
  in the event of any insolvency or bankruptcy case or proceedings, or any receivership, liquidation, reorganization, dissolution, winding up, assignment for the benefit of creditors or other similar proceedings or events involving us or our assets;

  •
  in the event and during the continuation of any default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness beyond any applicable grace period with respect thereto, or in the event any judicial proceeding shall be pending with respect to any such default; or

  •
  in the event that any Notes have been declared due and payable before their stated maturity.

        If the trustee or any holders of Notes receive any payment or distribution that is prohibited under the subordination provisions, and if this fact is made known to the trustee or holders at or prior to the time of such payment or distribution, then the trustee or the holders will have to pay over that money to us.

        Further, in the event of any insolvency or bankruptcy case or proceedings, or any receivership, liquidation, reorganization, assignment for the benefit of creditors or other similar proceedings or events involving us or our assets, any creditors in respect of general obligations will be entitled to receive payment in full of all amounts due or to become due on or in respect of such general obligations, before any amount is made available for payment or distribution to the holders of the Notes.

        Even if the subordination provisions prevent us from making any payment when due on the Notes, we will be in default on our obligations under the Notes if we do not make the payment when due. This means that the trustee and the holders of Notes can take action against us, but they will not receive any money until the claims of the holders of Senior Indebtedness have been fully satisfied.

        The Subordinated Indenture allows the holders of Senior Indebtedness to obtain a court order requiring us and any holder of Notes to comply with the subordination provisions.

        The Subordinated Indenture defines "Senior Indebtedness" as:

  •
  the principal (and premium, if any) of and interest in respect of our indebtedness for purchased or borrowed money, whether or not evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including obligations incurred in connection with the acquisition of property, assets or businesses;

  •
  our capital lease obligations;

  •
  our obligations issued or assumed as the deferred purchase price of property, our conditional sale obligations and our obligations under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business;

  •
  our obligations arising from off-balance sheet guarantees and direct credit substitutes, including obligations in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar credit transactions;

  •
  our obligations associated with derivative products, including obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

  •
  any of the above listed obligations of other persons the payment of which we are responsible or liable for, as obligor, guarantor or otherwise;

  •
  any of the above listed obligations of other persons secured by any lien on any of our property or assets whether or not we assume that obligation; and

  •
  any deferrals, renewals or extensions of any of the above listed obligations.

        However, Senior Indebtedness does not include:

  •
  the Notes;

  •
  trade accounts payable arising in the ordinary course of business; and

  •
  any indebtedness that by its terms ranks on an equal basis with, or junior to, the Notes, including the Trust Preferred Securities.

        As of September 30, 2020, the Company had $246 million of Senior Indebtedness outstanding. The Notes and the Subordinated Indenture do not contain any limitation on the amount of Senior Indebtedness that we may hereafter incur.

        We are a financial holding company and substantially all of our assets are held by our direct and indirect subsidiaries. We rely on dividends and other payments or distributions from our subsidiaries to pay the interest on our debt obligations (such as the Notes offered hereby), which interest expense was $28 million for the year ended December 31, 2019 and $18 million for the nine months ended September 30, 2020 (holding company only). Federal and state bank regulations impose certain restrictions on the ability of our bank subsidiaries to pay dividends directly or indirectly to us, to make any extensions of credit to us or certain of our affiliates and to invest in our stock or securities. These regulations also prevent us from borrowing from our bank subsidiaries unless the loans are secured by collateral. Accordingly, we may not have access to sufficient cash to make payments on the Notes. See "Risk Factors" in this prospectus supplement and the accompanying prospectus and Item "1A Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

        Because we are a holding company, our right and the rights of our creditors, including holders of the Notes, to participate in any distribution of assets of any of our subsidiaries upon their liquidation, reorganization, dissolution, winding up or otherwise would be subject to the prior claims of creditors of that subsidiary (except to the extent that we are a creditor with a recognized claim). In the event of any such distribution of assets of our bank subsidiaries due in part to their status as insured depository institutions, the claims of depositors and other general or subordinated creditors of such bank subsidiaries would be entitled to priority over claims of shareholders of such bank subsidiary, including us as its parent holding company and any creditor of ours, such as holders of the Notes. As of September 30, 2020, Flagstar Bank, FSB had $19.9 billion of deposits, $3.4 billion of Federal Home Loan Bank advances, including advances with an original maturity term of less than one year and other short-term debt, and $1.8 billion of repurchase obligations to which the Notes will be structurally subordinated.

No Additional Amounts

        In the event that any payment on the Notes is subject to withholding of any U.S. federal income tax or other tax or assessment (as a result of a change in law or otherwise), we will not pay additional amounts with respect to such tax or assessment. For a discussion relating to certain U.S. federal income tax consequences of the ownership and disposition of the Notes, see "U.S. Federal Income Tax Considerations."

Redemption

        The Notes are not subject to repayment at the option of the holders at any time prior to the maturity date.

        We may, at our option, beginning with the interest payment date of                , 2025, but not prior thereto (except upon the occurrence of certain events specified below), and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the Federal Reserve Approval, at a price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

        The Notes may not otherwise be redeemed prior to the Maturity Date, except that we may also, at our option, redeem the Notes, in whole, but not in part, subject to obtaining the Federal Reserve Approval, at a redemption price equal to 100% of the principal amount of the Notes being redeemed

plus accrued and unpaid interest to, but excluding, the date of redemption, at any time, including before                , 2025, within 90 days following the occurrence of:

  •
  a "Tax Event," defined in the Subordinated Indenture to mean the receipt by us of an opinion of independent tax counsel to the effect that as a result of (a) an amendment to or change (including any announced prospective amendment or change) in any law or treaty, or any regulation thereunder, of the United States or any of its political subdivisions or taxing authorities; (b) a judicial decision, administrative action, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "administrative or judicial action"); or (c) an amendment to or change in any official position with respect to, or any interpretation of, an administrative or judicial action or a law or regulation of the United States that differs from the previously generally accepted position or interpretation, in each case, which change or amendment or challenge becomes effective or which pronouncement, or decision or challenge is announced on or after the original issue date of the Notes, there is more than an insubstantial risk that interest payable by us on the Notes is not, or, within 90 days of the date of such opinion, will not be, deductible by us, in whole or in part, for United States federal income tax purposes;

  •
  a "Tier 2 Capital Event," defined in the Subordinated Indenture to mean our good faith determination that, as a result of (a) any amendment to, or change in, the laws, rules or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the original issue date of the Notes; (b) any proposed change in those laws, rules or regulations that is announced or becomes effective after the original issue date of the Notes; or (c) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, regulations, policies or guidelines with respect thereto that is announced after the original issue date of the Notes, there is more than an insubstantial risk that we will not be entitled to treat the Notes then outstanding as "Tier 2 Capital" (or its equivalent) for purposes of the capital adequacy rules or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) as then in effect and applicable to us, for so long as any Notes are outstanding; or

  •
  the Company becoming required to register as an investment company pursuant to the 1940 Act.

        In the event of any redemption of the Notes, we will deliver or cause to be delivered a notice of redemption to each holder of Notes via the facilities of DTC, so long as the Notes are held through DTC (with a copy to the trustee) not less than 15 nor more than 60 days prior to the redemption date. A notice of redemption may, at our discretion, be given subject to one or more conditions precedent. If any redemption is subject to the satisfaction of one or more conditions precedent, such notice will describe each such condition, and such notice may be rescinded or the redemption date may be delayed until such time as any or all of such conditions have been satisfied or waived by us; provided that, if we determine that such conditions will not be satisfied, notice of such recession or delay is provided to the holders (with a copy to the trustee) on or prior to the business day immediately preceding the relevant redemption date.

        Once notice of redemption is mailed or sent, subject to the satisfaction of any conditions precedent provided in the notice of redemption, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price set forth above.

        Any partial redemption will be made in accordance with DTC's applicable procedures among all of the holders of the Notes. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state that it is a partial redemption and the portion of the principal amount thereof to be redeemed. A replacement Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. The Notes are not subject to redemption or prepayment at the option of the holders.

Events of Default

        The only "events of default" with respect to the Notes under the Subordinated Indenture are certain events related to our bankruptcy or insolvency, whether voluntary or involuntary, or certain events related to the insolvency of Flagstar Bank, FSB, which represents 50% or more of our consolidated assets or any subsidiary of ours in the future which represents 50% or more of our consolidated assets. If an event of default with respect to the Notes occurs and is continuing, the principal amount of all of the Notes shall become and be immediately due and payable without any declaration or other action on the part of the trustee or any holder of the Notes. If an event of default with respect to Notes occurs and is continuing, the trustee may enforce its rights and the rights of the holders of the Notes by any judicial proceedings that the trustee deems to be most effectual to do so.

        The maturity of the Notes may only be accelerated upon the occurrence of an event of default described above. There is no right of acceleration of the payment of principal of the Notes upon a "default" in the payment of principal of or interest on the Notes or in the performance of any of our covenants or agreements contained in the Notes, in the Subordinated Indenture or any of our other obligations or liabilities, including the events described as a "default" below. For purposes of the Notes, "default" means (i) a default in the payment of principal of the Notes when due, whether at maturity, by acceleration of maturity or otherwise, (ii) a default in the payment of interest on the Notes when due, which continues for 30 days, and (iii) our default in the performance, or breach, of any term, covenant or agreement in the Subordinated Indenture applicable to us and the Notes, and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a notice of default under the Subordinated Indenture. If a default in the payment of principal of or interest on the Notes occurs and is continuing under the Subordinated Indenture, the trustee and holders of Notes will have a right to institute suit directly against us for the collection of such overdue payment. Other than upon a default in the payment of principal of or interest on the Notes, the holders of the Notes will have limited rights to institute proceedings to enforce the terms of the Subordinated Indenture.

Amendment, Modification and Waiver

        From time to time, we, together with the trustee, may, without the consent of the holders of Notes, amend or enter into one or more supplemental indentures to the Subordinated Indenture for one or more of the following purposes:

  •
  to provide for the assumption by a successor corporation of our covenants under the Subordinated Indenture;

  •
  to add to our covenants and the default provisions for the benefit of the holders of Notes or to surrender any right or power conferred upon us by the Subordinated Indenture;

  •
  to permit or facilitate the issuance of Notes in bearer form or in uncertificated form;

  •
  to cure ambiguities, defects or inconsistencies, so long as the amendment does not adversely affect the interests of the holders of Notes in any material respect as determined in good faith by us;

  •
  to appoint a successor trustee with respect to the Notes, and to make any change necessary to provide for the appointment of more than one trustee;

  •
  to establish the form or terms of a series of Notes as permitted under the Subordinated Indenture;

  •
  to make any change to the Subordinated Indenture that (i) neither applies to any Note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modifies the rights of any Note holder with respect to such provision, or (ii) shall become effective only when there is no such Note outstanding; or

  •
  to secure the Notes.

        The Subordinated Indenture permits us and the trustee, with the consent of the holders of a majority in aggregate principal amount of each series of the outstanding Notes affected thereby, to modify the Subordinated Indenture in a manner affecting the rights of the holders of the Notes of such series; provided that no modification may, without the consent of the holders of each outstanding note affected:

  •
  change the maturity of the principal of any Note or the timing of an interest payment on a Note;

  •
  reduce the principal amount or the rate of interest of any Note;

  •
  reduce the amount of the principal of any Note which would be due and payable upon a declaration of acceleration;

  •
  change the place of payment where, or the coin or currency in which, any Note principal or interest is payable;

  •
  impair the right of such holders to institute suit for the enforcement of any such due and payable obligation;

  •
  modify the provisions of the Subordinated Indenture with respect to the subordination of the Notes in a manner adverse to holders of the Notes;

  •
  reduce the percentage of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver provided for in the Subordinated Indenture; or

  •
  modify such provisions with respect to modification or waiver.

        In addition, the holders of a majority in aggregate principal amount of the outstanding Notes may, on behalf of all holders of Notes, waive compliance by us with certain terms, conditions and provisions of the Subordinated Indenture, as well as any past default and/or the consequences of default, other than any default in the payment of principal or interest or any breach in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding Note.

        In addition, we and the trustee may amend or supplement the Subordinated Indenture or the Notes without the consent of any holders of Notes (i) to conform the terms of the Subordinated Indenture and the Notes to the description of the Notes in this prospectus supplement relating to the offering of the Notes or (ii) to implement any Three-Month Term SOFR Conventions or any benchmark transition provisions or Benchmark Conforming Changes determined by the Calculation Agent after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred (or in anticipation thereof). The trustee shall have no obligation to review any such conventions or transition provisions determined by the calculation agent and included in any such amendment and the trustee shall be entitled to conclusively rely on the officer's certificate and opinion of counsel confirming that all conditions precedent are satisfied with respect to any supplemental indenture, that such supplemental indenture is authorized and permitted by the Subordinated Indenture and, with respect to such opinion of counsel, that such supplemental indenture is the legal, valid and binding obligation of Flagstar Bancorp, Inc. enforceable against it in accordance with its terms.

Consolidation, Merger, Sale of Assets and Other Transactions

        We will not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our properties and assets to any person, unless:

  •
  if we are the surviving person or if we consolidate with or merge into another person or sell, convey, transfer or lease substantially all of our properties and assets to any person, the successor is a corporation, partnership, limited liability company or trust organized under the laws of the United States of America or any state or the District of Columbia, and the successor, if not Flagstar Bancorp, Inc., expressly assumes our obligations relating to the Notes and the Subordinated Indenture;

  •
  immediately after giving effect to the transaction, no "event of default" and no event which, after notice or lapse of time or both, would become an "event of default" shall have occurred and be continuing; and

  •
  certain other conditions described in the Subordinated Indenture are met.

        The general provisions of the Subordinated Indenture do not limit the rights of Flagstar Bancorp, Inc. to enter into transactions, such as a highly leveraged transaction, that may adversely affect the holders of the Notes.

Satisfaction and Discharge

        The Subordinated Indenture provides that when, among other things, all Notes not previously delivered to the trustee for cancellation:

  •
  have become due and payable,

  •
  will become due and payable at their stated maturity within one year, or

  •
  are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee,

and we irrevocably deposit or cause to be deposited with the trustee as trust funds in trust for such purpose money in an amount sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the trustee for cancellation, for the principal and any premium and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Maturity Date or the date of redemption, as the case may be;

then, upon our request, the Subordinated Indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the Subordinated Indenture with respect to the Notes. However, we will continue to be obligated to pay all other sums due under the Subordinated Indenture and to provide to the trustee the officers' certificates and opinions of counsel described in the Subordinated Indenture.

Defeasance

        We may at any time terminate all of our obligations under the Notes, except for certain obligations, including those respecting the defeasance trust. Our obligations will be deemed to have been discharged if the following applicable conditions have been satisfied:

  •
  we have irrevocably deposited in trust with the trustee or the defeasance agent, if any, money or U.S. government obligations for the payment of principal and interest on the Notes to maturity;

  •
  if the Notes are then listed on any securities exchange, we have delivered to the trustee or defeasance agent an officers' certificate to the effect that our defeasance will not cause the Notes to be delisted from such exchange;

  •
  such defeasance will not result in a breach or violation, or constitute a default under, any other material agreement or instrument to which we are a party (other than a breach or violation resulting from the borrowing of funds to make such deposit and the grant of any lien securing such borrowings);

  •
  we have delivered to the trustee and the defeasance agent, if any, an opinion of counsel to the effect that holders of the Notes will not recognize gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

  •
  certain other conditions set forth in the Subordinated Indenture.

        Any defeasance of the Notes pursuant to the Subordinated Indenture shall be subject to our obtaining the prior approval of the Federal Reserve and any additional requirements that the Federal Reserve may impose with respect to defeasance of the Notes. Notwithstanding the foregoing, if, due to a change in law, regulation or policy subsequent to the issue date of the Notes the Federal Reserve does not require that defeasance of instruments be subject to Federal Reserve approval in order for the instrument to be accorded Tier 2 capital treatment, then no such approval of the Federal Reserve will be required for such defeasance.

Effect of Benchmark Transition Event

        Benchmark Replacement.    If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred on or prior to the Reference Time in respect of any determination of the Benchmark on any date, then the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes during the floating rate period in respect of such determination on such date and all determinations on all subsequent dates.

        Benchmark Replacement Conforming Changes.    In connection with the implementation of a Benchmark Replacement, the calculation agent will have the right to make Benchmark Replacement Conforming Changes from time to time.

        Certain Defined Terms.    As used herein:

        "Benchmark Replacement" means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if (a) the calculation agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date or (b) the then-current Benchmark is Three-Month Term SOFR and a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR (in which event no Interpolated Benchmark with respect to Three-Month Term SOFR shall be determined), then "Benchmark Replacement" means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

  (1)
  Compounded SOFR;

  (2)
  the sum of: (a) the alternate rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

  (3)
  the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

  (4)
  the sum of: (a) the alternate rate that has been selected by the calculation agent as the replacement for the then-current Benchmark for the applicable Corresponding Tenor, giving due consideration to any industry-accepted rate as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time, and (b) the Benchmark Replacement Adjustment.

        "Benchmark Replacement Adjustment" means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

  (1)
  the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

  (2)
  if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

  (3)
  the spread adjustment (which may be a positive or negative value or zero) that has been selected by the calculation agent giving due consideration to any industry-accepted spread adjustment or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

        "Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "interest period," timing and frequency of determining rates with respect to each interest period and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the calculation agent decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the calculation agent decides that adoption of any portion of such market practice is not administratively feasible or if the calculation agent determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the calculation agent determines is reasonably necessary).

        "Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

  (1)
  in the case of clause (1) of the definition of "Benchmark Transition Event," the relevant Reference Time in respect of any determination;

  (2)
  in the case of clause (2) or (3) of the definition of "Benchmark Transition Event," the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

  (3)
  in the case of clause (4) of the definition of "Benchmark Transition Event," the date of the public statement or publication of information referenced therein.

        For the avoidance of doubt, for purposes of the definitions of Benchmark Replacement Date and Benchmark Transition Event, references to the Benchmark also include any reference rate underlying the Benchmark (for example, if the Benchmark becomes Compounded SOFR, references to the Benchmark would include SOFR).

        For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

        "Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

  (1)
  if the Benchmark is Three-Month Term SOFR, (a) the Relevant Governmental Body has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR, (b) the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or (c) we determine that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible;

  (2)
  a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

  (3)
  a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

  (4)
  a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

        "Compounded SOFR" means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the calculation agent in accordance with:

  (1)
  the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

  (2)
  if, and to the extent that, the calculation agent determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the calculation agent giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate securities at such time.

        For the avoidance of doubt, the calculation of Compounded SOFR shall exclude the Benchmark Replacement Adjustment (if applicable) and the spread of                        basis points per annum.

        "Corresponding Tenor" with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

        "Interpolated Benchmark" with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor, and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

        "ISDA" means the International Swaps and Derivatives Association, Inc. or any successor.

        "ISDA Definitions" means the 2006 ISDA Definitions published by ISDA, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

        "ISDA Fallback Adjustment" means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

        "ISDA Fallback Rate" means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

        "Unadjusted Benchmark Replacement" means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

        The terms "FRBNY's Website," "Reference Time," "Relevant Governmental Body," "SOFR" and "Term SOFR" have the meanings set forth above under the heading "—Interest."

Determinations and Decisions

        The calculation agent is expressly authorized to make certain determinations, decisions and elections under the terms of the Notes, including with respect to the use of Three-Month Term SOFR as the Benchmark for the floating rate period and under the benchmark transition provisions. Any determination, decision or election that may be made by the calculation agent under the terms of the Notes, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

  •
  will be conclusive and binding on the holders of the Notes and the trustee absent manifest error;

  •
  if made by us as calculation agent, will be made in our sole discretion;

  •
  if made by a calculation agent other than us, will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we reasonably object; and

  •
  notwithstanding anything to the contrary in the subordinated indenture, shall become effective without consent from the holders of the Notes, the trustee or any other party.

Calculation Agent

        We will appoint a calculation agent for the Notes prior to the commencement of the floating rate period and will keep a record of such appointment at our principal offices, which will be available to any holder of the Notes upon request. In addition, we or an affiliate of ours may assume the duties of the calculation agent. We will act as the initial calculation agent.

The Trustee

        The trustee for the holders of Notes issued under the Subordinated Indenture is Wilmington Trust, National Association. If an event of default with respect to the Notes occurs, and is not cured, the trustee will be required to use the degree of care of a prudent person under the same circumstances in the conduct of his or her own affairs in the exercise of its powers. The trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request of any holders of the Notes, unless they have offered to the trustee security or indemnity satisfactory to the trustee.

        Wilmington Trust, National Association, in the future, may be the trustee under other indentures pursuant to which we issue debt. Pursuant to the Trust Indenture Act of 1939, if a default occurs with respect to the securities of any series, the trustee will be required to eliminate any conflicting interest as defined in the Trust Indenture Act or resign as trustee with respect to the securities of that series within 90 days of such default, unless such default were cured, duly waived or otherwise eliminated.

Payment and Paying Agents

        We will pay principal and interest on the Notes at the corporate trust office of the trustee or at the office of any paying agent that we may designate.

        We will pay any interest on the Notes to the registered owner of the Notes at the close of business on the record date for the interest, except in the case of defaulted interest. Interest payable at maturity of the Notes will be paid to the registered holder to whom principal is payable. We may at any time designate additional paying agents or rescind the designation of any paying agent.

        Subject to applicable law, any moneys deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of and interest on any Note that remains unclaimed for two years after the principal or interest has become due and payable will, at our request, be repaid to us, or (if then held by us) be discharged from such trust. After repayment to us, you are entitled to seek payment only from us as an unsecured general creditor.

Governing Law

        The Subordinated Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

        The Notes offered hereby will be issued only in fully registered form, without interest coupons, and in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        The Notes offered hereby will be evidenced by a global note which will be deposited with, or on behalf of, DTC, or any successor thereto, and registered in the name of Cede & Co., or Cede, as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        The global note will not be registered in the name of any person, or exchanged for Notes that are registered in the name of any person, other than DTC or its nominee, unless one of the following occurs:

  •
  DTC notifies us that it is unwilling or unable to continue acting as the depositary for the global note, or DTC has ceased to be a clearing agency registered under the Exchange Act, and in either case we fail to appoint a successor depositary; or

  •
  an event of default with respect to the Notes represented by the global note has occurred and is continuing.

        In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered. Any such Notes in certificated form will be issued in minimum denominations of $2,000 and multiples of $1,000 in excess thereof and may be transferred or exchanged only in such minimum denominations.

        DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

  •
  you cannot get Notes registered in your name if they are represented by the global note;

  •
  you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global note;

  •
  you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

  •
  all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

        Only institutions (such as a securities broker or dealer) that have accounts with the DTC or its nominee (called "participants") and persons that may hold beneficial interests through participants (including through Euroclear Bank SA/NV or Clearstream Banking, société anonyme, as DTC participants) can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

        Secondary trading in bonds and notes of corporate issuers is generally settled in clearing-house (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

        We will make cash payments of interest on and principal of the global note to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

        You may exchange or transfer the Notes at the corporate trust office of the trustee for the Notes or at any other office or agency maintained by us for those purposes. We will not require payment of a service charge for any transfer or exchange of the Notes, but Flagstar Bancorp, Inc. may require payment of a sum sufficient to cover any applicable tax or other governmental charge.

        We have been informed that, with respect to any cash payment of interest on or principal of the global note, DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in Notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

        We also understand that neither DTC nor Cede will consent or vote with respect to the Notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the Notes are credited on the record date identified in a listing attached to the omnibus proxy.

        Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the Notes represented by the global note as to which such participant has, or participants have, given such direction.

        DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

        The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We, the trustee and paying agent have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note, and we, the trustee and paying agent are not responsible for maintaining, supervising or reviewing any of those records.

 U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Notes as of the date hereof. Unless otherwise noted, this summary addresses only holders that acquire Notes in this offering at the initial offering price and hold the Notes as capital assets.

        This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder's particular circumstances or certain types of holders subject to special treatment under U.S. federal income tax law (e.g., financial institutions, partnerships or other pass-through entities, expatriates or former long-term residents of the United States, persons subject to the alternative minimum tax, individual retirement accounts or other tax-deferred accounts, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, life insurance companies, real estate investment trusts, regulated investment companies, accrual method taxpayers that are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements, persons holding Notes as a position in a "straddle," or as part of a synthetic security or "hedge," "conversion transaction," "constructive sale," or other integrated investment, persons whose functional currency is not the U.S. dollar, and tax-exempt organizations). Furthermore, this summary does not address considerations relating to the alternative minimum tax, the Medicare tax on certain net investment income, any U.S. federal estate or gift tax consequences or tax consequences arising under the tax laws of any state, locality, or non-U.S. jurisdiction.

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations, and published rulings and court decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, which could alter the U.S. federal income tax considerations described below. There can be no assurance that the IRS would not assert, or that a court would not sustain, positions contrary to those described in this summary.

        As used herein, "U.S. Holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation created or organized in, or under the laws of, the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) are authorized to control all of the trust's substantial decisions or (b) it has in effect a valid election under applicable Treasury regulations to be treated as a United States person, and "Non-U.S. Holder" means any beneficial owner of a Note (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

        If a partnership holds the Notes, the federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

        You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

U.S. Federal Income Tax Characterization of the Notes

        We intend to treat the Notes as "variable rate debt instruments" for U.S. federal income tax purposes and, unless otherwise indicated, this discussion assumes such treatment to be correct. Based on the applicable Treasury regulations and the expected pricing terms of the Notes, we do not expect the Notes to be treated as issued with original issue discount ("OID") for U.S. federal income tax purposes. If the Notes were to be treated as issued with OID, the timing and amount of income inclusions may be different than as described herein.

U.S. Holders

        Interest on the Notes will generally be subject to tax as ordinary income at the time it is received or accrued by a U.S. Holder in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

        A U.S. Holder will generally recognize gain or loss on the sale, exchange, redemption, or other taxable disposition of a Note in an amount equal to the difference, if any, between the amount realized on such disposition (other than any amount attributable to accrued but unpaid interest, which will be taxable as interest income) and the U.S. Holder's adjusted tax basis in its Notes. A U.S. Holder's adjusted tax basis in a Note will generally be the U.S. Holder's purchase price for the Note decreased by any amount received on the Note other than stated interest. Any gain or loss recognized on a disposition of Notes will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for the Notes exceeds one year at the time of the disposition. Long-term capital gains recognized by individuals and certain other non-corporate U.S. Holders generally are eligible for reduced rates of taxation. Deductions in respect of capital losses are subject to limitations.

Non-U.S. Holders

        A Non-U.S. Holder will generally not be subject to U.S. federal withholding tax on interest received in respect of the Notes, provided that Non-U.S. Holder (i) does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation directly or indirectly related to the Company within the meaning of Section 881(c)(3)(C) of the Code, and (iii) provides its name and address and certifies, under penalty of perjury, to the applicable withholding agent on IRS Form W-8BEN or W-8BEN-E (or appropriate substitute form) that it is not a U.S. person and that no withholding is required pursuant to FATCA (discussed below) or certain other certification requirements are satisfied.

        A Non-U.S. Holder that does not qualify for an exemption from U.S. federal withholding tax under the rules described above will be subject to withholding at a rate of 30% (or such lower rate as an applicable treaty may provide) on interest received in respect of the Notes.

        A Non-U.S. Holder will generally not be subject to U.S. federal income tax on interest received in respect of the Notes unless such interest is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if an applicable treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States). A Non-U.S. Holder that is subject to U.S. federal income tax on interest under the rules described in the preceding sentence will not be subject to U.S. federal withholding tax on any such amounts that might otherwise be subject to U.S. withholding tax, if such Non-U.S. Holder satisfies certain certification requirements under penalty of perjury (generally, through the provision of a properly completed and executed IRS Form W-8ECI).

        Gain realized by a Non-U.S. Holder on the sale, exchange, retirement, or other disposition of the Notes (other than gain that represents accrued but unpaid interest not previously included in income, which will be subject to the rules regarding interest) will generally not be subject to U.S. federal withholding tax. Such gain also will generally not be subject to U.S. federal income tax, unless the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if an applicable treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States) or, in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

        Interest or gain that is effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States will be subject to tax under the rules applicable to U.S. Holders. In addition, a Non-U.S. Holder that is a foreign corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate as an applicable treaty may provide) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

FATCA Withholding

        Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act ("FATCA"), and the U.S. Treasury regulations promulgated thereunder, a 30% withholding tax ("FATCA withholding") may be imposed on interest payments in respect of Notes held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and your country of residence (or the country of residence of the non-U.S. person receiving payments on your behalf) may modify the requirements described above. Accordingly, the entity through which Notes are held will affect the determination of whether such withholding is required. Similarly, interest in respect of Notes held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to FATCA withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we or the applicable withholding agent will in turn provide to the IRS. The Company will not pay any additional amounts to holders in respect of any amounts withheld pursuant to FATCA. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on an investment in the Notes.

CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the purchase and holding of the Notes or any interest therein by (i) employee benefit plans within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") that are subject to Title I of ERISA, (ii) plans (including individual retirement accounts) and other arrangements that are subject to Section 4975 of the Code or provisions under any other U.S. or non-U.S. federal, state, local, or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, "Similar Laws"), and (iii) entities whose underlying assets are considered to include the assets of any such plan, account or arrangement described in clauses (i) and (ii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii) and (iii) referred to as a "Plan").

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a "Covered Plan") and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Covered Plan or the management or disposition of the assets of such a Covered Plan, or who renders investment advice for a fee or other compensation to such a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.

        In considering an investment in the Notes or any interest therein with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan, including, without limitation, as applicable, the prudence, diversification, delegation of control, conflicts of interest and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving the Covered Plan's assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. For example, the acquisition and/or holding of the Notes or any interest therein by a Covered Plan with respect to which we or the underwriters are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code. However, there are a number of statutory and administrative exemptions that may apply to various prohibited transactions. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that potentially may apply to the acquisition and holding of Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions; provided that neither we or an underwriter, or any of our or their respective affiliates (directly or indirectly) has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any

Covered Plan involved in the transaction and provided further that the Covered Plan receives no less, nor pays no more, than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Covered Plans considering acquiring or holding the Notes or any interest therein in reliance on these or any other exemption should carefully review the exemption in consultation with their legal advisors to ensure it is applicable. There can be no assurance that any of the above-noted exemptions, or any other exemption, will apply to all otherwise prohibited transactions in connection with an investment in the Notes, or that all of the conditions of the above-described exemptions, or any other exemption will be satisfied.

        Plans that are governmental plans, non-U.S. plans and certain church plans, while not necessarily subject to the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, may nevertheless be subject to Similar Laws which may affect their investment in the Notes. Any fiduciary of such a Plan considering an investment in the Notes should consult with its legal advisors before purchasing Notes to consider the applicable fiduciary standards and to determine the need for, and, if necessary, the availability of, any exemptive relief under any applicable Similar Laws.

        Because of the foregoing, the Notes should not be purchased or held by any person investing the assets of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance of the Notes or any interest therein, each purchaser and subsequent transferee of the Notes will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to purchase or hold the Notes or any interest therein constitutes assets of any Plan, or (ii) the purchase and holding of the Notes or any interest therein by such purchaser or transferee Plan will not result in a violation of the fiduciary rules under ERISA or constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing or holding the Notes on behalf of, or with the assets of, any Plan, consult with their legal advisors regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes.

        The sale of shares of Notes to a Plan is in no respect a representation or recommendation by us or the underwriters that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate or advisable for Plans generally or any particular Plan. Purchasers of the Notes have the exclusive responsibility for ensuring that their purchase and holding of the Notes complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. Plans, including IRAs and other arrangements that are subject to Section 4975 of the Code, should consider the fact that none of us, the underwriters or our or their respective affiliates is acting as a fiduciary to any Plan with respect to the decision to purchase the Notes connection with the initial offer and sale hereunder, and are not undertaking to provide investment advice or advice based on any particular investment need, or to give advice in a fiduciary capacity, with respect to such decision. This disclosure is intended to be general in nature and is not directed at any specific purchaser of the Notes, and do not constitute advice regarding the advisability of investment in the Notes for any specific purchaser.

 UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement relating to the offer and sale of the Notes. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed, severally and not jointly, to purchase from us, the principal amount of Notes that appears opposite the name of that underwriter below:

Underwriter	Principal amount of the Notes
Raymond James & Associates, Inc.	$
BofA Securities, Inc.	$

Total	$

        The obligations of the underwriters under the underwriting agreement, including their agreement to purchase the Notes from us, are several and not joint. Those obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the Notes if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        The underwriters have advised us that they propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of        % of the principal amount of the Notes. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

        In the underwriting agreement, we have agreed that:

  •
  we will pay our expenses related to this offering, which we estimate will be $            ;

  •
  we will reimburse the underwriters for certain expenses related to this offering; and

  •
  we will indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        There is currently no public trading market for the Notes. In addition, we have not applied and do not intend to apply to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Certain of the underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and may discontinue any market-making in the Notes at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market for the Notes will develop, that you will be able to sell your Notes at a particular time or that the price you receive when you sell your Notes will be favorable.

        We have agreed with the underwriters that for a period from the date of the underwriting agreement through and including the closing date of the offering, we will not, without the prior written consent of the underwriters, offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by us and having a tenor of more than one year, other than the Notes.

        In connection with this offering of the Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        It is expected that delivery of the Notes will be made against payment therefor on or about                , 2020, which is the                    business day following the date hereof (such settlement cycle being referred to as "T+                "). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+                , to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to two business days before the date of delivery hereunder should consult their own advisors.

Selling Restrictions

Canada

        The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and that are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws in Canada.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus

(including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

United Kingdom

        In the United Kingdom, this prospectus supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Regulation (as defined below)) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) who are high net worth entities falling within Article 49(2) (a) to (d) of the Order or (iii) who are persons to whom it would otherwise be lawful to communicate them (all such persons together being referred to as "relevant persons").

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. No offer to the public of securities is being made in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, as amended.

European Economic Area and the United Kingdom

        The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA") or in the United Kingdom ("UK"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation"). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPS Regulation.

        This Prospectus has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in Switzerland

        This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange.

Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC the registration statement on Form S-3, relating to our debt securities. This prospectus supplement is part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement to a contract or other document, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document.

        We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with these requirements, we file periodic and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC's website at www.sec.gov.

        In addition, you may obtain these materials free of charge through our website at www.flagstar.com. The information found on, or otherwise accessible through, our corporate website or any other website we may maintain is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with the SEC, which means that Flagstar can disclose important information to you by referring to those documents, and later information that Flagstar files with the SEC will automatically update and supersede that information as well as the information contained in this prospectus supplement. Flagstar hereby incorporates by reference the following documents:

  (1)
  Our 2019 Annual Report filed with the SEC on February 28, 2020;

  (2)
  The portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2020, that are incorporated by reference into Part III of our 2019 Annual Report;

  (3)
  Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020, filed with the SEC on May 11, 2020 and August 10, 2020, respectively;

  (4)
  Our Current Reports on Form 8-K filed with the SEC on June 5, 2020, July 14, 2020, August 12, 2020 and September 10, 2020;

  (5)
  The description of our common stock contained in our Registration Statement on Form S-3 filed on November 3, 2009 (File No. 333-162823), including any amendments or reports filed for the purpose of updating such description; and

  (6)
  All filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement (except for information in those filings that is "furnished" to, rather than "filed" with, the SEC, such as information furnished pursuant to Items 2.02 or 7.01 of Form 8-K) until all the shares of the common stock to which this prospectus supplement relates are sold or the offering otherwise terminates.

        We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference in this prospectus supplement but not delivered with this prospectus supplement (other than exhibits unless such exhibits are specifically incorporated by reference herein). Requests should be directed to Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098, Attention: Investor Relations, telephone number (248) 312-2000. You may also obtain copies of this information by visiting our website at www.flagstar.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of this prospectus supplement or the accompanying prospectus.

 LEGAL MATTERS

        Certain legal matters in connection with the offering of the Notes will be passed upon for Flagstar by Warner Norcross + Judd LLP, Grand Rapids, Michigan and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the offering of the Notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Common Stock
Preferred Stock
Debt Securities
Depositary Shares
Warrants
Purchase Contracts
Units
Guarantees

The securities listed above may be offered and sold by us from time to time. In addition, the selling stockholders identified in this prospectus or in a supplement to this prospectus may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of the offering. We will not receive any proceeds from the sale of shares of our common stock to be offered by the selling stockholders.

Our common stock is listed on the New York Stock Exchange and trades under the symbol "FBC".

This prospectus provides you with a general description of the securities that we or the selling stockholders may offer. Each time we offer any securities pursuant to this prospectus, we will provide you with a prospectus supplement that contains specific information about the offering and the specific amounts, prices and terms of the securities being offered. The specific manner in which shares of common stock may be offered by the selling stockholders will be described in a supplement to this prospectus, if required. Each prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of the securities offered, before deciding to invest you should carefully read this prospectus with the applicable supplement, which together provide the specific terms of the securities we or the selling stockholders are offering.

The securities offered hereby may be sold to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The names of any underwriters, dealers or agents and a description of their compensation will be provided in the applicable prospectus supplement.

Investing in our securities involves risks. You should carefully consider the risk factors incorporated herein by reference and described under the heading "Risk Factors" beginning on page 3 of this prospectus before making a decision to invest in our securities.

The securities offered hereby are not or will not be savings accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2018.

ABOUT THIS PROSPECTUS

        References in this prospectus to "Flagstar", "we", "us" and "our" are to Flagstar Bancorp, Inc. and its subsidiaries. All references to the "selling stockholders" refer to MP Thrift Investments L.P., a Delaware limited partnership, and any selling stockholder identified in a supplement to this prospectus.

        This prospectus is a part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission ("SEC") as a "well-known seasoned issuer" as defined in Rule 405 under the Securities Act of 1933 (the "Securities Act"). Under this shelf registration statement, we may offer and sell common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts, units and guarantees in one or more offerings up to an indeterminate total dollar amount, and the selling stockholders may offer and sell an unspecified number of shares of common stock in one or more offerings.

        This prospectus provides you with a general description of the securities we or the selling stockholders may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. In addition, if the selling stockholders offer securities under this prospectus, a prospectus supplement, if required, will contain specific information about the terms of the offering and the selling stockholders. Each prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information" and "Incorporation of Certain Information by Reference."

FORWARD LOOKING STATEMENTS

        Certain statements in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. We use the words "anticipate," "assume," "believe," "budget," "continue," "could," "estimate," "expect," "future," "intend," "may," "plan," "potential," "predict," "project," "will" and similar terms and phrases to identify forward-looking statements in this prospectus. In addition, Flagstar may make forward-looking statements in our other documents filed with or furnished to the SEC, and our management may make forward-looking statements orally to analysts, investors, representatives of the media, and others.

        Generally, forward-looking statements are not based on historical facts but instead represent management's beliefs regarding future events. Such statements may be identified by words such as believe, expect, anticipate, intend, plan, estimate, may increase, may fluctuate, and similar expressions or future or conditional verbs such as will, should, would, and could. Such statements are based on management's current expectations and are subject to risks, uncertainties, and changes in circumstances. Actual results and capital and other financial conditions may differ materially from those included in these statements due to a variety of factors, including without limitation the precautionary statements included within each individual business' discussion and analysis of our results of operations and the risk factors listed and described in Part I, Item 1A. Risk Factors of our most recently filed Annual Report on Form 10-K.

        Other than as required by law, Flagstar does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with these requirements, we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

        We have filed with the SEC a registration statement on Form S-3 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the securities offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all the information contained in the Registration Statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement.

        Our SEC filings are available to the public over the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

        In addition, you may obtain these materials free of charge through our website at www.flagstar.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus and the applicable prospectus supplement the information we file with it under the Exchange Act, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and the applicable prospectus supplement and information that we subsequently file with the SEC will automatically update and supersede information in this prospectus, the applicable prospectus supplement, and in our other filings with the SEC. In other words, in case of a conflict or inconsistency between information contained in this prospectus and the applicable prospectus supplement and information incorporated by reference into this prospectus and the applicable prospectus supplement, you should rely on the information that was filed later.

        We incorporate by reference the documents listed below, which we have already filed with the SEC, and any documents we file with the SEC on or after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished in such future filings and deemed not to have been filed in accordance with SEC rules), and before the termination of the offering of the securities under this prospectus:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2017, filed on March 12, 2018;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on May 7, 2018;

  •
  Our Current Reports on Form 8-K filed on March 26, 2018 and May 23, 2018;

  •
  Our Proxy Statement on Schedule 14A dated April 12, 2018, filed on April 12, 2018;

  •
  The description of our common stock contained in our Registration Statement on Form S-3 filed on November 3, 2009 (File No. 333-162823), including any amendments or reports filed for the purpose of updating such description.

        You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. Neither we nor the selling shareholders has authorized anyone else to provide you with additional or different information. These securities are only being offerred in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

        We will provide you, or any beneficial owner, a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing or calling us at the following address:

Flagstar Bancorp, Inc.
Investor Relations
5151 Corporate Drive
Troy, Michigan 48098
Attention: David Urban
(248) 312-2000

FLAGSTAR BANCORP, INC.

        Flagstar Bancorp, Inc. is a savings and loan holding company founded in 1993. Our business is primarily conducted through our principal subsidiary, Flagstar Bank (the "Bank"), a federally chartered stock savings bank founded in 1987. We provide commercial, consumer and mortgage banking services. Our common stock is listed on the NYSE under the symbol "FBC."

RISK FACTORS

        An investment in Flagstar securities involves risks. Before making an investment decision, you should carefully consider the risks described under "Risk Factors" in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, and in all other information appearing in this prospectus, the applicable prospectus supplement or incorporated by reference herin or therein. Material risks and uncertainties that management believes affect Flagstar will be described in those documents. In addition to those risk factors, there may be additional risks and uncertainties which we unaware of that could adversely affect our business, financial condition or results of operations. This prospectus is qualified in its entirety by these risk factors.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months ended March 31,	For the Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Income (loss) before income tax	$44	$211	$258	$240	$(103)	$(149)

Fixed charges:
Interest on short-term borrowings	$15	$36	$5	$1	$—	$—
Interest on long-term debt	14	49	43	25	9	102

Combined fixed charges, excluding interest on deposits	29	85	48	26	9	102
Interest on deposits	17	52	46	42	30	42

Combined fixed charges, including interest on deposits	$46	$137	$94	$68	$39	$144

Ratio of earnings to combined fixed charges:
Excluding interest on deposits(1)	2.52	3.48	6.38	10.23	N/A	N/A
Including interest on deposits(2)	1.96	2.54	3.74	4.53	N/A	N/A

(1)
Earnings were insufficient to cover fixed charges excluding deposits and preferred stock dividends by approximately $94 million and $47 million for the years ended December 31, 2014 and 2013, respectively.

(2)
Earnings were insufficient to cover fixed charges including deposits and preferred stock dividends by approximately $64 million and $5 million for the years ended December 31, 2014 and 2013, respectively.

USE OF PROCEEDS

        We intend to use the net proceeds from the sales of the securities offered under this prospectus in the manner and for the purposes set forth in the applicable prospectus supplement. Unless otherwise set forth in an applicable prospectus supplement, we intend to use the net proceeds of any offering of securities sold by us for general corporate purposes, which may include, without limitation, acquisitions, repayment or refinancing of debt or other corporate obligations, capital expenditures, working capital, and repurchases and redemptions of securities.

        We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

        MP Thrift Investments L.P. ("MP Thrift") and any selling stockholder identified in a supplement to this prospectus may sell shares of our common stock. As of the date of this prospectus, MP Thrift beneficially owns 35,600,352 shares of our common stock, or 62.1% of the outstanding shares. MP Thrift may offer all, some or none of its shares of common stock pursuant to this prospectus. In addition, MP Thrift may sell, transfer or otherwise dispose of, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date hereof.

        For purposes of this prospectus, the selling stockholders include partners, donees, pledgees, direct and indirect transferees or other successors-in-interest from time to time selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other non-sale transfer.

        We will pay the expenses incurred to register the shares being offered by the selling stockholders for resale, but the selling stockholders will pay any underwriting discounts and brokerage commissions associated with these sales.

PLAN OF DISTRIBUTION

        We or any selling stockholder may offer and sell securities from time to time in one or more of the following ways:

  •
  to or through underwriters or dealers;

  •
  directly to one or more purchasers;

  •
  through agents;

  •
  through a combination of any such methods of sale; or

  •
  as otherwise described in the applicable prospectus supplement, if required.

        If we or any selling stockholder uses underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

  •
  in privately negotiated transactions;

  •
  in one or more transactions at a fixed price or prices, which may be changed from time to time;

  •
  in "at the market offerings," within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise;

  •
  at prices related to those prevailing market prices; or

  •
  at negotiated prices

        We, any selling stockholder and the underwriters, dealers or agents, reserve the right to accept or reject all or part of any proposed purchase of the securities. The applicable prospectus supplement, if required, will set forth the terms and offering of securities, including:

  •
  the names of any underwriters, dealers or agents;

  •
  any agency fees or underwriting discounts or commissions and other items constituting agents' or underwriters' compensation;

  •
  any discounts or concessions allowed or reallowed or paid to dealers;

  •
  details regarding over-allotment options under which underwriters may purchase additional securities from us, if any;

  •
  the purchase price of the securities being offered and the proceeds we or the selling stockholders will receive from the sale;

  •
  the public offering price; and

  •
  the securities exchanges on which such securities may be listed, if any.

        We or any selling stockholder may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions from time to time. If the applicable prospectus supplement indicates, in connection with those derivative transactions, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus, the applicable prospectus supplement including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use securities pledged by us or any selling stockholder or borrowed from us or any selling stockholder or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us or any selling stockholder in settlement of those derivative transactions to close out any related open borrowings of securities. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and will be identified in an applicable prospectus supplement (or a post-effective amendment).

        We or any selling stockholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement. Such financial institution or third party may transfer its economic short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus.

        Underwriters, Agents and Dealers.    If underwriters are used in the sale of our securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if they purchase any of the securities. We or any selling stockholder may use underwriters with which we or any selling stockholder have a material relationship. We or any selling stockholder will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

        We or any selling stockholder may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our securities from us or any selling stockholder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or any selling stockholder pays for solicitation of these contracts.

        Underwriters, dealers and agents may contract for or otherwise be entitled to indemnification by us or any selling stockholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us or any selling stockholder and the underwriters, dealers and agents.

        We or any selling stockholder may grant underwriters who participate in the distribution of our securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

        Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us, any selling stockholder or our purchasers, as their agents in connection with the sale of our securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us or any selling stockholder. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

        Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of our securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We and any selling stockholder make no representation or prediction as to the direction or magnitude of any effect these transactions may have on the price of our securities. For a description of these activities, see the information under the heading "Underwriting" in the applicable prospectus supplement.

        Underwriters, broker-dealers or agents who may become involved in the sale of our securities may engage in transactions with and perform other services for us or any selling stockholder for which they receive compensation.

        Direct Sales.    We or any selling stockholder may also sell securities directly to one or more purchasers without using underwriters or agents. In this case, no agents, underwriters or dealers would be involved. We or any selling stockholder may sell securities upon the exercise of rights that we or any selling stockholder may issue to our security holders. We or any selling stockholder may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The selling stockholders and any underwriters, broker/dealers or agents participating in the distribution of securities covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act.

DESCRIPTION OF SECURITIES

        The securities offered hereby may be offered by use of this prospectus in one or more offerings. A prospectus supplement will be provided each time securities are offered, if necessary, which will describe the amounts, prices and detailed terms of the securities. The prospectus supplement will also contain information, where applicable, about material U.S. federal income tax considerations relating to the offered securities, and the securities exchange, if any, on which the offered securities will be listed. To the extent the applicable prospectus supplement is inconsistent with this prospectus, the terms of that prospectus supplement will supersede the information in this prospectus. The terms of the offered securities may differ from the terms summarized below. Additionally, the descriptions in this prospectus and the applicable prospectus supplement do not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions in the applicable prospectus supplement which define your rights as holders of the relevant securities.

Common Stock

        We or any selling stockholder may offer shares of our common stock, $0.01 par value. The applicable prospectus supplement, if required, will describe the aggregate number of shares offered, the offering price or prices of the shares and the identity of any selling stockholders, if any.

Preferred Stock and Depositary Shares

        We may issue shares of our no par value preferred stock in one or more series. In a prospectus supplement, we will describe: the specific designation; the aggregate number of shares offered; the dividend rate or manner of calculating the dividend rate; the dividend periods or manner of calculating the dividend periods; the ranking of the shares of the series with respect to dividends; liquidation and dissolution; the stated value of the shares of the series; the voting rights of the shares of the series, if any; whether and on what terms the shares of the series will be convertible or exchangeable; whether and on what terms we can redeem the shares of the series; whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share; whether we will list the preferred stock or depositary shares on a securities exchange; and any other specific terms of the series of preferred stock.

Debt Securities

        We may issue senior debt securities or subordinated debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a prospectus supplement that describes: the ranking; whether senior or subordinated; the level of seniority or subordination (as applicable); the specific designation; the aggregate principal amount; the purchase price; the maturity, the redemption terms; the interest rate or manner of calculating the interest rate; the time of payment of interest, if any; the terms for any conversion or exchange; including the terms relating to the adjustment of any conversion or exchange mechanism; the nature of the property securing the indebtedness, if any; the covenants, if any, restricting our declaration of dividends, requiring the maintenance of any capital reserves or ratios, or restricting the incurrence of additional debt or issuance of additional securities; the events that constitute a default; the mechanism for modifying the debt securities; the name of the trustee and a description of our relationship with the trustee; and the listing, if any, on a securities exchange and any other specific terms of the debt securities.

Warrants

        We may issue warrants to purchase our debt securities, shares of our preferred stock, shares of our common stock or units. In a prospectus supplement, we will describe the exercise price and any mechanism(s) for adjustments to the exercise price; whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value; the amount of securities called for by such warrants; the amount of warrants then outstanding; and other specific terms of the warrants.

Purchase Contracts

        We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our debt securities, preferred stock, depository shares, or common stock. In a prospectus supplement, we will describe the material terms of the purchase contract and the securities to which the purchase contract pertains.

Units

        We may issue, in one more series, units comprised of one or more of the other securities described in this prospectus in any combination. In a prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.

Guarantees

        We may issue guarantees of indebtedness issued by one or more of our subsidiaries. In a prospectus supplement, we will describe the material terms of the guarantees and the nature of any guaranteed obligations.

LEGAL MATTERS

        Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for Flagstar by Warner Norcross + Judd LLP. Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the offering of the securities offered hereby will be passed upon for Flagstar by Sullivan & Cromwell LLP, New York, New York. Unless otherwise provided in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriters or agents by their own counsel.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to Flagstar Bancorp, Inc.'s Current Report on Form 8-K dated June 1, 2018 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Flagstar Bancorp, Inc. for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$

        % Fixed-to-Floating Rate Subordinated Notes due 2030

Prospectus Supplement

Joint Book-Running Managers

RAYMOND JAMES	BOFA SECURITIES

                        , 2020